UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 25, 2013

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 24, 2013 announcing Turkcell’s Third Quarter 2013 results.

1

Third Quarter 2013 Results

Content

HIGHLIGHTS
COMMENTS FROM THE CEO, SUREYYA CILIV	3

FINANCIAL AND OPERATIONAL REVIEW OF THE THIRD QUARTER 2013
FINANCIAL REVIEW OF TURKCELL GROUP	5
OPERATIONAL REVIEW IN TURKEY	8

OTHER DOMESTIC AND INTERNATIONAL OPERATIONS
ASTELIT	9
TURKCELL SUPERONLINE	9
FINTUR	10
TURKCELL GROUP SUBSCRIBERS	11

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	11

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	12

•
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcell only figures. The terms “we”, “us”, and “our” in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

•
In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for September 30, 2013 refer to the same item as at September 30, 2012. For further details, please refer to our consolidated financial statements and notes as at and for September 30, 2013 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

•	Please note that selected financial information presented in this press release for the third quarter of 2012, and the second and third quarters of 2013, both in TRY and US$ is based on IFRS figures.
•	In the tables used in this press release totals may not foot due to rounding differences. Same applies for the calculations in the text.

2

Third Quarter 2013 Results

HIGHLIGHTS OF THE THIRD QUARTER OF 2013

•	Turkcell Group delivered a solid third quarter performance. It registered revenue growth of 8% and EBITDA1 growth of 11% year-on-year.

o
Group revenues and EBITDA reached their historically highest quarterly levels of TRY2,981 million (TRY2,753 million) and TRY1,016 million (TRY912 million), respectively, while the Group EBITDA margin improved to 34.1% (33.1%).

•
Turkcell’s mobile business in Turkey posted revenue growth of 3% (7% excl. MTR cut impact) to TRY2,365 million (TRY2,300 million) and EBITDA growth of 4% to TRY817 million (TRY784 million), while the EBITDA margin improved to 34.5% (34.1%).

o	Mobile broadband revenues grew by 39% to TRY385 million (TRY276 million).

o	Voice revenues2 declined by 3% to TRY1,664 million (TRY1,709 million), mainly due to the Mobile Termination Rate (MTR) cuts.

•	Subsidiaries grew their revenues3 by 36% to TRY616 million (TRY453 million) and EBITDA3 by 55% to TRY199 million (TRY128 million).

•	Turkcell Group net income rose by 22% to TRY699 million (TRY571 million).

COMMENTS FROM CEO, SUREYYA CILIV

“In the third quarter of the year Turkcell Group revenue rose by 8% to TRY3.0 billion year-on-year.  Together with this, consolidated EBITDA grew 11% to TRY1.0 billion, EBIT rose 10% to TRY631 million, and net income climbed 22% to TRY699 million.

The recent regulatory decisions effective as of July impacted our financial and operational performance. Yet, we have achieved strong results once again with our continued focus on innovation and operational excellence, investments in our infrastructure, and the increasing contribution of subsidiaries. While Turkcell Turkey revenue grew by 3% through 39% growth in mobile broadband, the revenues of our subsidiaries rose by 36%.

In order to ensure the sustainability of strong growth, we continue to invest in our superior network with TRY1.0 billion investment in the first nine months and provide solutions that will put Turkcell ahead of the competition through technology and innovation. In this quarter, our “Technology at Work” offering, which provides new product suites, brought our corporate customers solutions to increase their competitiveness and efficiency. In addition, with our vision of widening access to mobile broadband, we have introduced Turkey’s first domestically designed smart phone, the “T40”, providing outstanding features at half the average market price of a smart phone.

We take this opportunity to thank all of our customers, employees, business partners and shareholders who made our success possible.”

(1) EBITDA is a non-GAAP financial measure. See page 12 for the reconciliation of EBITDA to net cash from operating activities.
(2) Voice revenues include outgoing, incoming, roaming and other (comprising almost 1% of Turkcell Turkey) revenues.
(3) Including eliminations.

3

Third Quarter 2013 Results

OVERVIEW OF TURKCELL TURKEY

The Turkish mobile market remained highly competitive in the first nine months of the year. Following a particularly aggressive Q1, we observed some upward price adjustments in late Q2 and Q3, although no major improvement was seen year-on-year. There are still a number of aggressive offers in the market, indicating a fragile pricing environment.

In this environment, Turkcell Turkey remained focused on service quality and providing the best customer experience through innovation. As a result of this, plus the seasonality effect, we increased our subscriber base by 322 thousand net additions during the quarter. Additionally, our blended ARPU rose by 3.2% to TRY22.7 with the 2.9pp increase in the share of postpaid in our subscriber mix, and a 39% rise in our mobile broadband revenues on a year-on-year basis.

On the terminal front, the smartphone market continued its growth momentum and our wide product portfolio and diverse offers sustained our leadership. In accordance with our strategy, we recorded the historically highest quarterly smartphone net additions of 882 thousand, reaching 8.4 million on our network, and a penetration rate of 26%. We continued to introduce the mobile broadband experience to more of our subscribers by offering affordable smartphones and tablets. In this respect, we launched Turkey’s first domestically designed smartphone, namely the T40 in late September. The T40 provides high-tech features at half the average smartphone retail price in the Turkish market. It offers HD quality sound, Near Field Communication (NFC), advanced camera features, a new generation dual-core processor and a 4-inch display. Moreover, the “Tablet Festival” launched in July aimed to increase the number of 3G enabled tablets on our network.

On the regulatory front, the Information and Communication Technologies Authority (ICTA) decisions on minimum on-net voice and on-net SMS tariffs(*), together with the voice and SMS MTR cuts came into effect as of July 1st, 2013. For this quarter, due to MTR cuts Turkcell Turkey revenue growth was 3% which would have been 7% without the MTR cuts based on our estimate. Decreased MTR rates may trigger lower retail pricing in the market which in turn could potentially increase the negative impact on our growth going forward.

For the full year, assuming that current market conditions continue, we maintain our Group guidance and believe that we could post results around the high end of our revenue and EBITDA target ranges (**). This is mainly due to our strong first half Group performance and the increased contribution of our subsidiaries.

(*)Minimum onnet voice and SMS prices apply only for Turkcell.
(**)Please note that this is a forward looking statement based on our current estimates and expectations. Actual results may differ. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2012 filed with U.S. Securities and Exchange Commission, and in particular the risk factor section therein.

4

Third Quarter 2013 Results

FINANCIAL AND OPERATIONAL REVIEW OF THE THIRD QUARTER 2013

The following discussion focuses principally on the developments and trends in our business in the third quarter of 2013 in TRY terms. Selected financial information for the third quarter of 2012, and the second and third quarters of 2013, both in TRY and US$ prepared in accordance with IFRS and in TRY prepared in accordance with the Capital Markets Board of Turkey’s standards, is also included at the end of this press release.

Financial Review of Turkcell Group
Profit & Loss Statement (million TRY)	Q312	Q213	Q313	y/y %	q/q %
Total Revenue	2,752.8	2,855.2	2,980.7	8.3%	4.4%
Direct cost of revenues1	(1,663.6)	(1,771.3)	(1,754.0)	5.4%	(1.0%)
Direct cost of revenues1/revenues	(60.4%)	(62.0%)	(58.8%)	1.6pp	3.2pp
Depreciation and amortization	(340.0)	(366.8)	(385.6)	13.4%	5.1%
Gross Margin	39.6%	38.0%	41.2%	1.6pp	3.2pp
Administrative expenses	(117.6)	(129.0)	(140.4)	19.4%	8.8%
Administrative expenses/revenues	(4.3%)	(4.5%)	(4.7%)	(0.4pp)	(0.2pp)
Selling and marketing expenses	(399.6)	(452.5)	(455.7)	14.0%	0.7%
Selling and marketing expenses/revenues	(14.5%)	(15.8%)	(15.3%)	(0.8pp)	0.5pp
EBITDA2	912.0	869.2	1,016.2	11.4%	16.9%
EBITDA Margin	33.1%	30.4%	34.1%	1.0pp	3.7pp
EBIT	572.0	502.4	630.6	10.2%	25.5%
Net finance income / (expense)	121.3	138.8	137.5	13.4%	(0.9%)
Finance expense	(41.9)	(30.6)	(46.9)	11.9%	53.3%
Finance income	163.2	169.4	184.4	13.0%	8.9%
Share of profit of associates	60.9	60.0	92.9	52.5%	54.8%
Other income / (expense)	(78.7)	(20.8)	(2.2)	(97.2%)	(89.4%)
Monetary gains / (losses)	47.5	20.3	30.6	(35.6%)	50.7%
Non-controlling interests	5.7	1.5	(1.4)	(124.6%)	(193.3%)
Income tax expense	(157.9)	(145.9)	(188.9)	19.6%	29.5%
Net Income	570.8	556.3	699.1	22.5%	25.7%
(1) Including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 12 for the reconciliation of EBITDA to net cash from operating activities.
(*)Please note that selected financial information presented in this press release for the third quarter of 2012, and the second and third quarters of 2013, both in TRY and US$ is based on IFRS figures.

Revenue grew by 8% (12% excl. MTR cut impact) to TRY2,980.7 million (TRY2,752.8 million) year-on-year driven by Turkcell Turkey and subsidiaries.

•	Turkcell Turkey grew by 3% (7% excl. MTR cut impact).

o	Voice revenues declined by 3% to TRY1,664 million (TRY1,709 million) due to the MTR cut impact

o	Mobile broadband and services revenues rose 19% to TRY701 million (TRY591 million), comprising 30% (26%) of Turkcell Turkey revenues

•
The revenues of subsidiaries rose by 36% reaching 21% (16%) of Group revenues. In particular, Turkcell Superonline revenues rose by 27% to TRY237 million (TRY187 million), while Astelit’s revenues grew by 12% to US$124 million (US$111 million).

On a quarter-on-quarter basis, Group revenues rose by 4%, driven similarly by increased revenues from group companies, as well as the higher mobile broadband and services revenues of Turkcell Turkey.

5

Third Quarter 2013 Results

Direct cost of revenues climbed 5.4% to TRY1,754.0 million (TRY1,663.6 million) year-on-year, while as a percentage of revenues declined to 58.8% (60.4%) on a consolidated basis. This was due to the lower voice and other revenues due to MTR cuts along with lower interconnect costs. Meanwhile there was an increase in depreciation and amortization expenses and other cost items as a percentage of revenues.

Quarter-on-quarter, direct costs as a percentage of revenues declined 3.2pp, driven mainly by the decrease in interconnect costs and other cost items.

The table below presents the interconnect revenues and costs of Turkcell Turkey:

Million TRY	2012	Q312	Q213	Q313	y/y %	q/q %
Interconnect revenues	1,098.1	308.3	345.8	266.7	(13.5%)	(22.9%)
as a % of revenues	12.6%	13.4%	14.9%	11.3%	(2.1pp)	(3.6pp)
Interconnect costs	(1,125.5)	(308.4)	(330.9)	(249.4)	(19.1%)	(24.6%)
as a % of revenues	(12.9%)	(13.4%)	(14.3%)	(10.5%)	2.9pp	3.8pp

Administrative expenses as a percentage of revenues increased 0.4pp to 4.7% (4.3%) year-on year. This was due to the increase in bad debt expenses (0.3pp) and other cost items (0.1pp). On a quarter-on-quarter basis, administrative expenses as a percentage of revenues rose by 0.2pp driven by the increase in bad debt expenses (0.2pp).

Selling and marketing expenses as a percentage of revenues grew by 0.8pp to 15.3% (14.5%) year-on-year due to the rise in selling expenses (0.9pp), and other cost items (0.3pp) as opposed to the decrease in marketing expenses (0.4pp). Compared to the previous quarter, selling and marketing expenses as a percentage of revenues fell by 0.5pp driven by the decrease in marketing expenses (0.3pp) and other cost items (0.2pp).

EBITDA* rose by 11.4% to TRY1,016.2 million (TRY912.0 million) in Q313 due mainly to strong topline growth, while the EBITDA margin improved by 1.0pp to 34.1% (33.1%). This was due to the 2.2pp decrease in the direct cost of revenues (excl. depreciation and amortization) as a percentage of revenues, as opposed to the rise in selling and marketing expenses by 0.8pp and general administrative expenses by 0.4pp.

The EBITDA margin increased 3.7pp quarter-on-quarter to 34.1%. This was mainly due to the 3.4pp decrease in direct cost of revenues (excl. depreciation and amortization), and the 0.5pp fall in selling and marketing expenses, in contrast to the 0.2pp rise in general administrative expenses.

The EBITDA of subsidiaries improved by 55% to TRY199 million (TRY128 million), while their contribution to Group EBITDA increased to 20% (14%) driven mainly by the improved EBITDA of Turkcell Superonline and Astelit year-on-year. On a quarter-on-quarter basis, the EBITDA of subsidiaries rose by 17%.

Net finance income increased to TRY137.5 million (TRY121.3 million) in Q313 driven mainly by the increased interest income earned on time deposits and contracted receivables.

Compared to the previous quarter, net finance income stayed broadly flat. The increase in interest earned on bank deposits was offset by the translation loss of TRY28 million in Q313 as opposed to the translation gain of TRY12 million in Q213. The translation loss was mainly related to BeST which recorded a TRY40 million loss in Q313 stemming from a 3.3% devaluation of BYR against US$ during the quarter.

(*)EBITDA is a non-GAAP financial measure. See page 12 for the reconciliation of EBITDA to net cash from operating activities.

6

Third Quarter 2013 Results

Share of profit of equity accounted investees comprising our share in the net income of unconsolidated investees Fintur and A-Tel, rose by 52.5% year-on-year to TRY92.9 million (TRY60.9 million) due mainly to the increase in net income of Fintur, as well as the lower negative contribution from A-Tel. Quarter-on-quarter, our share in the net income of unconsolidated investees grew by 54.8% to TRY92.9 million from TRY60.0 million in Q213 due to the increased net income of Fintur.

Income tax expense rose by 19.6% to TRY188.9 million (TRY157.9 million) year-on-year. Of the total tax charge, TRY195.5 million was the current tax charges, while TRY6.6 million was the deferred tax income recorded.

Million TRY	Q312	Q213	Q313	y/y %	q/q %
Current Tax expense	(134.8)	(149.6)	(195.5)	45.0%	30.7%
Deferred Tax Income/expense	(23.1)	3.7	6.6	(128.6%)	78.4%
Income Tax expense	(157.9)	(145.9)	(188.9)	19.6%	29.5%

Net income grew by 22.5% to TRY699.1 million (TRY570.8 million) in Q313, driven mainly by higher EBITDA, increased net finance income, higher income from equity accounted investees, and improvement in the other expense item, the latter including a TRY72 million A-Tel impairment recognized in Q312.

Net income rose by 25.7% quarter-on-quarter. This was driven by higher EBITDA, income from equity accounted investees, monetary gain and improvement in the other expense item, the latter including a TRY25.4 million impairment recognized on Aks TV and T-Medya in Q213.

Total debt as of September 30, 2013 was TRY3,205 million (US$1,576 million) in consolidated terms. The debt balance of Ukraine was TRY1,327 million (US$652 million), Belarus was TRY1,112 million (US$547 million) and Turkcell Superonline was TRY639 million (US$314 million).

TRY2,290 million (US$1,126 million) of our consolidated debt is at a floating rate, while TRY1,768 million (US$869 million) will mature within less than a year. As of September 30, 2013, our debt/annual EBITDA ratio in TRY terms was 91%. (Please note that the figures in parentheses refer to US$ equivalents).

Cash flow analysis: Capital expenditures including non-operational items amounted to TRY449.0 million in Q313, of which TRY232.4 million was related to Turkcell Turkey, TRY56.6 million to Astelit, TRY94.7 million to Turkcell Superonline and TRY27.8 million to BeST. The other cash flow item mainly relates to a TRY80 million dividend received from Fintur, corporate tax paid, a change in working capital and, frequency usage fees.

Consolidated Cash Flow (million TRY)	Q312	Q213	Q313
EBITDA1	912.0	869.2	1,016.2
LESS:
Capex and License	(445.6)	(355.3)	(449.0)
Turkcell	(221.0)	(208.0)	(232.4)
Ukraine2	(53.3)	(20.6)	(56.6)
Investment & Marketable Securities	(7.0)	(8.1)	(8.4)
Net interest Income/ (expense)	139.0	127.0	165.3
Other	(159.1)	(157.4)	45.2
Net Change in Debt	30.2	(83.3)	(69.0)
Cash generated	469.5	392.1	700.3
Cash balance	6,510.8	7,003.0	7,703.3

(1) EBITDA is a non-GAAP financial measurement. See page 12 for the reconciliation of EBITDA to net cash from operating activities.
(2) The appreciation of reporting currency (TRY) against US$ is included in this line.

7

Third Quarter 2013 Results

Operational Review in Turkey

Summary of Operational data	Q312	Q213	Q313	y/y %	q/q %
Number of total subscribers (million)	35.2	34.7	35.0	(0.6%)	0.9%
Postpaid	12.9	13.8	13.8	7.0%	-
Prepaid	22.3	20.9	21.2	(4.9%)	1.4%
ARPU, blended (TRY)	22.0	22.3	22.7	3.2%	1.8%
Postpaid	38.4	37.9	38.5	0.3%	1.6%
Prepaid	12.6	12.2	12.3	(2.4%)	0.8%
ARPU (Average Monthly Revenue per User), blended (US$)	12.2	12.1	11.5	(5.7%)	(5.0%)
Postpaid	21.3	20.6	19.5	(8.5%)	(5.3%)
Prepaid	7.0	6.6	6.2	(11.4%)	(6.1%)
Churn (%)	6.9%	8.6%	6.9%	-	(1.7pp)
MOU (Average Monthly Minutes of usage per subscriber), blended	257.1	269.3	271.6	5.6%	0.9%

Subscribers of Turkcell Turkey increased to 35.0 million with 322 thousand net additions during the quarter, mainly through sustained focus on providing superior customer service and innovative services. We expanded our prepaid subscriber base by 266 thousand, mainly with the seasonality effect, while increasing our postpaid subscriber base by 56 thousand. Accordingly, our postpaid subscriber base as a percentage of our total subscribers has further improved to 39.5% (36.6%).

Churn Rate refers to voluntarily and involuntarily disconnected subscribers. According to the ICTA decision discussed in our Q113 and Q213 press releases, each mobile line registered has to be recorded as a churn and also as an acquisition in operators’ records. This practice had an increasing impact on our actual churn rate, which stood at 6.9% (6.9%) year-on-year. Excluding the impact of this decision, our churn rate would have been 6.7%.

MoU increased 5.6% to 271.6 minutes year-on-year driven by higher incentives and higher package utilization.

ARPU (blended) rose 3.2% to TRY22.7 year-on-year driven by the rise in the share of postpaid subscribers along with higher mobile data usage while the MTR cuts did limit the growth. Postpaid ARPU increased to TRY38.5 (TRY38.4), and prepaid ARPU declined by 2.4% to 12.3 (TRY12.6) year-on-year.
The quarter-on-quarter increase in ARPU of both segments was driven mainly by seasonality.

8

Third Quarter 2013 Results
OTHER DOMESTIC AND INTERNATIONAL OPERATIONS

Astelit maintained its strong financial and operational performance in Q313 posting double digit revenue and EBITDA growth. Revenues grew by 11.7% to US$124.0 million (US$111.0 million), mainly driven by subscriber growth along with increased usage of mobile data and other value-added services. EBITDA rose to US$38.2 million (US$31.7 million) by 20.5%, while the EBITDA margin rose by 2.2pp to 30.8% (28.6%) with the continuing focus on business efficiency and operational profitability. On a quarter-on-quarter basis, revenues increased by 10.2%, while EBITDA rose by 6.7%, due mainly to seasonality.

Astelit’s registered subscribers reached 12.2 million (10.7 million) through the targeted regional growth strategy, where its three month active subscribers were at 9.4 million (8.2 million).

ARPU declined by 2.1% year-on-year, mainly due to new subscriber acquisitions with lower ARPU. On a quarter-on-quarter basis, ARPU climbed by 2.2% to US$4.6, mainly due to seasonality and higher usage of mobile data. Meanwhile, lower usage by new subscribers led to lower MoU of 174.0 minutes (184.4 minutes) in Q313.

Astelit	Q312	Q213	Q313	y/y %	q/q %
Number of subscribers (million)1	10.7	11.5	12.2	14.0%	6.1%
Active (3 months)2	8.2	8.6	9.4	14.6%	9.3%
MOU (minutes)	184.4	184.4	174.0	(5.6%)	(5.6%)
ARPU (Average Monthly Revenue per User), blended (US$)	3.5	3.3	3.5	-	6.1%
Active (3 months)	4.7	4.5	4.6	(2.1%)	2.2%
Revenue (million UAH)	887.0	898.9	991.0	11.7%	10.2%
Revenue (million US$)	111.0	112.5	124.0	11.7%	10.2%
EBITDA (million US$)3	31.7	35.8	38.2	20.5%	6.7%
EBITDA margin	28.6%	31.8%	30.8%	2.2pp	(1.0pp)
Net loss (million US$)	(11.3)	(9.5)	(6.0)	(46.9%)	(36.8%)
Capex (million US$)	30.0	10.6	27.1	(9.7%)	155.7%

(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.
(3) EBITDA is a non-GAAP financial measurement. See page 12 for the reconciliation of Euroasia’s EBITDA to net cash from operating activities. Euroasia holds a 100% stake in Astelit.
(*) Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005.

Turkcell Superonline sustained its solid performance, posting revenue growth of 27.0% and an EBITDA rise of 44.5% year-on-year. EBITDA margin continued to improve with a 3.0pp year-on-year increase reaching 25.3%, mainly on the rising share of more profitable residential and corporate business segments. The share of residential and corporate segment revenues in total revenues increased to 63% (54%).

Residential segment revenues rose by 56.5% with the increased FTTH subscriber base in Q313. Corporate segment revenues grew by 37.0% with the contribution of the increasing synergies achieved at the Group level and integrated solutions offered.

In Q313, Turkcell Superonline grew its home passes to approximately 1.6 million with continued investment in the fiber network, while expanding its fiber subscriber base to around 521 thousand. Turkcell Superonline will maintain its focus on increasing in city coverage and take-up rate.

The share of non-group revenues increased to 74% (71%) as Turkcell’s share in Turkcell Superonline’s business continued to decline.

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Third Quarter 2013 Results

Turkcell Superonline (million TRY)	Q312	Q213	Q313	y/y %	q/q %
Revenue	186.7	222.7	237.1	27.0%	6.5%
Residential	54.2	78.3	84.8	56.5%	8.3%
% of revenues	29.1%	35.2%	35.8%	6.7pp	0.6pp
Corporate	47.3	60.2	64.8	37.0%	7.6%
% of revenues	25.3%	27.0%	27.3%	2.0pp	0.3pp
Wholesale	85.2	84.2	87.4	2.6%	3.8%
% of revenues	45.6%	37.8%	36.9%	(8.7pp)	(0.9pp)
EBITDA 1	41.6	58.0	60.1	44.5%	3.6%
EBITDA Margin	22.3%	26.1%	25.3%	3.0pp	(0.8pp)
Capex	119.4	73.1	94.7	(20.7%)	29.5%
FTTH subscribers	373.6	498.8	520.6	39.3%	4.4%
(1)EBITDA is a non-GAAP financial measure. See page 12 for the reconciliation of EBITDA to net cash from operating activities.
(*)Turkcell Superonline is our wholly-owned subsidiary, providing fiber broadband.

Fintur total subscriber base grew by approximately 1.1 million year-on-year, driven mainly by the 12.6% growth in Kazakhstan. Fintur’s consolidated revenue increased to US$527 million (US$514 million) in Q313, while rising 3.7% quarter-on-quarter, mainly due to the seasonality effect.

We account for our investment in Fintur using the equity method. Fintur’s contribution to net income increased to US$48 million (US$42 million) in Q313.

Fintur*	Q312	Q213	Q313	y/y %	q/q %
Subscribers (million)	20.4	21.5	21.5	5.4%	-
Kazakhstan	12.7	14.1	14.3	12.6%	1.4%
Azerbaijan	4.4	4.4	4.4	-	-
Moldova	1.2	1.2	1.0	(16.7%)	(16.7%)
Georgia	2.1	1.8	1.8	(14.3%)	-
Revenue (million US$)	514	508	527	2.5%	3.7%
Kazakhstan	310	306	319	2.9%	4.2%
Azerbaijan	141	149	149	5.7%	-
Moldova	21	20	21	-	5.0%
Georgia	42	34	38	(9.5%)	11.8%
Other1	-	(1)	-	-	-
Fintur’s contribution to Group’s net income (million US$)	42	33	48	14.3%	45.5%
1)	Includes intersegment eliminations
(*) We hold a 41.45% stake in Fintur which has interests in Kazakhstan, Azerbaijan, Moldova, and Georgia.

10

Third Quarter 2013 Results

Turkcell Group Subscribers amounted to approximately 70.7 million as of September 30, 2013. This figure is calculated by taking the number of subscribers of Turkcell and each of our subsidiaries and unconsolidated investees. It includes the total number of mobile subscribers of Turkcell Turkey, Astelit and BeST, as well as of our operations in the Turkish Republic of Northern Cyprus (“Northern Cyprus”), Fintur and Turkcell Europe. Turkcell Group subscribers rose by 2.6 million year-on-year, due to Astelit’s increased subscriber base, and the contribution of Fintur and BeST.

Turkcell Group Subscribers (million)	Q312	Q213	Q313	y/y %	q/q %
Turkcell	35.2	34.7	35.0	(0.6%)	0.9%
Ukraine	10.7	11.5	12.2	14.0%	6.1%
Fintur	20.4	21.5	21.5	5.4%	0.0%
Northern Cyprus	0.4	0.4	0.4	-	-
Belarus*	1.0	1.0	1.2	20.0%	20.0%
Turkcell Europe	0.4	0.4	0.4	-	-
TURKCELL GROUP	68.1	69.5	70.7	3.8%	1.7%
*BeST’s churn policy was revised in Q313 as a management decision. With this change, the lifecycle methodology has become in line with the market practice of “180 days after any refill plus 90 days quarantine period”, previously exercised as “180 days after any refill plus 15 days quarantine period”. We estimate that BeST’s total subscribers would have been approximately 85K less should the churn policy have remained unchanged.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Q312	Q213	Q313	y/y %	q/q %
TRY / US$ rate
Closing Rate	1.7847	1.9248	2.0342	14.0%	5.7%
Average Rate	1.8012	1.8427	1.9782	9.8%	7.4%
Consumer Price Index (Turkey)	1.4%	1.3%	1.0%	(0.4pp)	(0.3pp)
GDP Growth (Turkey)	1.5%	4.4%	n.a	-	-
UAH/ US$ rate
Closing Rate	7.99	7.99	7.99	-	-
Average Rate	7.99	7.99	7.99	-	-
BYR/ US$ rate
Closing Rate	8.500	8.790	9.080	6.8%	3.3%
Average Rate	8.357	8.687	8.935	6.9%	2.9%

11

Third Quarter 2013 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe that EBITDA is a measurement commonly used by companies, analysts and investors in the telecommunications industry that enhances the understanding of our cash generation ability and liquidity position, and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool, and accordingly, we believe that its presentation provides useful and relevant information to analysts and investors.  Our EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). EBITDA is not a measure of financial performance under IFRS, and should not be construed as a substitute for net earnings (loss) as a measure of performance, or cash flow from operations as a measure of liquidity. The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measurement, to net cash from operating activities, which we believe is the most directly comparable financial measurement calculated and presented in accordance with IFRS.

Turkcell (million US$)	Q312	Q213	Q313	y/y %	q/q %
EBITDA	506.2	471.5	514.0	1.5%	9.0%
Income tax expense	(87.7)	(79.2)	(95.4)	8.8%	20.5%
Other operating income / (expense)	(4.2)	0.4	(12.1)	188.1%	(3125.0%)
Financial income	3.4	2.1	271.7	7891.2%	12838.1%
Financial expense	(23.8)	(15.0)	(20.8)	(12.6%)	38.7%
Net increase / (decrease) in assets and liabilities	16.0	(82.9)	(226.8)	(1517.5%)	173.6%
Net cash from operating activities	409.9	296.9	430.6	5.1%	45.0%

Turkcell Superonline (million TRY)	Q312	Q213	Q313	y/y %	q/q %
EBITDA	41.6	58.0	60.1	44.5%	3.6%
Income tax expense	-	2.6	0.9	-	(65.4%)
Other operating income / (expense)	1.2	0.3	(2.9)	(341.7%)	(1066.7%)
Financial income	2.2	1.7	1.9	(13.6%)	11.8%
Financial expense	(15.8)	(13.7)	(20.8)	31.6%	51.8%
Net increase / (decrease) in assets and liabilities	29.0	(54.3)	17.9	(38.3%)	(133.0%)
Net cash from operating activities	58.2	(5.4)	57.1	(1.9%)	(1157.4%)

Euroasia (million US$)	Q312	Q213	Q313	y/y %	q/q %
EBITDA	31.7	35.8	38.2	20.5%	6.7%
Other operating income / (expense)	-	0.1	0.2	-	100.0%
Financial income	0.8	0.7	0.3	(62.5%)	(57.1%)
Financial expense	(14.7)	(15.8)	(12.9)	(12.2%)	(18.4%)
Net increase / (decrease) in assets and liabilities	16.6	12.2	17.7	6.6%	45.1%
Net cash from operating activities	34.4	33.0	43.5	26.5%	31.8%

12

Third Quarter 2013 Results

FORWARD-LOOKING STATEMENTS: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes in particular our assessment of guidance, our targets for revenue, EBITDA and capex in 2013.   More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.  Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2012 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

ABOUT TURKCELL: Turkcell is the leading communications and technology company in Turkey, with 35.0 million subscribers as of September 30, 2013. Turkcell is a leading regional player, with market leadership in five of the nine countries in which it operates with its approximately 70.7 million subscribers as of September 30, 2013. It has become one of the first among the global operators to have implemented HSPA+. It has achieved up to 43.2 Mbps speed using Dual Carrier technology, and is continuously working to provide the latest technology to its customers. Turkcell Superonline, a wholly owned subsidiary of Turkcell, is the one and only telecom operator to offer households fiber broadband connection at speeds of up to 1,000 Mbps in Turkey. As of June 30, 2013, Turkcell’s population coverage is at 99.35% in 2G and 85.43% in 3G. Turkcell reported TRY3.0 billion (US$1.5 billion) in revenues with total assets of TRY20.5 billion (US$10.1 billion) as of September 30, 2013. It has been listed on the NYSE and the ISE since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

13

	TURKCELL ILETISIM HIZMETLERI A.S. CMB SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2012	2013	2013	2012	2013

Consolidated Statement of Operations Data
Revenues
Communication fees	2,544.8	2,585.1	2,681.8	7,092.2	7,697.5
Commission fees on betting business	28.7	50.9	52.1	96.1	157.3
Monthly fixed fees	21.8	19.3	18.2	69.0	57.7
Simcard sales	11.3	7.3	8.9	26.5	22.6
Call center revenues and other revenues	146.2	192.6	219.7	415.9	589.2
Total revenues	2,752.8	2,855.2	2,980.7	7,699.7	8,524.3
Direct cost of revenues	(1,662.5)	(1,769.8)	(1,754.5)	(4,722.6)	(5,210.0)
Gross profit	1,090.3	1,085.4	1,226.2	2,977.1	3,314.3
Administrative expenses	(117.6)	(128.9)	(140.4)	(358.3)	(398.3)
Selling & marketing expenses	(399.6)	(452.5)	(455.7)	(1,236.7)	(1,333.2)
Other Operating Income / (Expense)	76.1	398.5	262.5	197.0	872.6
Operating profit before financing and investing costs	649.2	902.5	892.6	1,579.1	2,455.4
Income from investing activities	19.4	9.9	6.1	42.4	21.3
Expense from investing activities	(18.8)	(31.1)	(10.2)	(32.8)	(42.8)
Share of profit of equity accounted investees	60.9	60.0	92.9	176.0	221.5
Income before financing costs	710.7	941.3	981.4	1,764.7	2,655.4
Finance income	(6.3)	-	-	197.8	-
Finance expense	(28.1)	(258.9)	(123.1)	(98.0)	(468.3)
Monetary gain/(loss)	47.5	20.3	30.6	127.3	104.4
Income before tax and non-controlling interest	723.8	702.7	888.9	1,991.8	2,291.5
Income tax expense	(158.0)	(146.1)	(188.9)	(386.8)	(472.4)
Income before non-controlling interest	565.8	556.6	700.0	1,605.0	1,819.1
Non-controlling interest	5.7	1.5	(1.4)	17.8	4.5
Net income	571.5	558.1	698.6	1,622.8	1,823.6

Net income per share	0.26	0.25	0.32	0.74	0.83

Other Financial Data

Gross margin	39.6%	38.0%	41.1%	38.7%	38.9%
EBITDA(*)	912.0	869.2	1,016.2	2,393.7	2,693.0
Capital expenditures	445.6	355.3	449.0	1,025.4	1,003.8

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	6,510.8	7,003.0	7,703.3	6,510.8	7,703.3
Total assets	17,996.1	19,522.9	20,433.4	17,996.1	20,433.4
Long term debt	1,109.6	1,500.9	1,437.5	1,109.6	1,437.5
Total debt	3,127.4	3,120.0	3,205.4	3,127.4	3,205.4
Total liabilities	5,657.8	5,771.3	6,028.5	5,657.8	6,028.5
Total shareholders’ equity / Net Assets	12,338.3	13,751.6	14,404.9	12,338.3	14,404.9

** For further details, please refer to our consolidated financial statements and notes as at 30 September 2013 on our web site.
*** In accordance with the CMB announcement dated June 7, 2013 with respect to financial statements and note formats, there have been several changes in the presentation and classification of CMB financials. For comparison purposes, the financial statements of the previous period also have been classified in the same format. These classifications have no impact on the previous period equity or net profit. Please refer to CMB report note 25 for details of classifications on CMB financial statements.

	TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2012	2013	2013	2012	2013

Consolidated Statement of Operations Data
Revenues
Communication fees	2,544.8	2,585.1	2,681.8	7,092.2	7,697.5
Commission fees on betting business	28.7	50.9	52.1	96.1	157.3
Monthly fixed fees	21.8	19.3	18.2	69.0	57.7
Simcard sales	11.3	7.3	8.9	26.5	22.6
Call center revenues and other revenues	146.2	192.6	219.7	415.9	589.2
Total revenues	2,752.8	2,855.2	2,980.7	7,699.7	8,524.3
Direct cost of revenues	(1,663.6)	(1,771.3)	(1,754.0)	(4,727.2)	(5,212.6)
Gross profit	1,089.2	1,083.9	1,226.7	2,972.5	3,311.7
Administrative expenses	(117.6)	(129.0)	(140.4)	(358.3)	(398.3)
Selling & marketing expenses	(399.6)	(452.5)	(455.7)	(1,236.7)	(1,333.2)
Other Operating Income / (Expense)	(78.7)	(20.8)	(2.2)	(81.3)	(23.3)

Operating profit before financing costs	493.3	481.6	628.4	1,296.2	1,556.9
Finance costs	(41.9)	(30.6)	(46.9)	(144.7)	(114.9)
Finance income	163.2	169.4	184.4	532.8	520.5
Monetary gain	47.5	20.3	30.6	127.3	104.4
Share of profit of equity accounted investees	60.9	60.0	92.9	176.0	221.5
Income before tax and non-controlling interest	723.0	700.7	889.4	1,987.6	2,288.4
Income tax expense	(157.9)	(145.9)	(188.9)	(385.6)	(471.9)
Income before non-controlling interest	565.1	554.8	700.5	1,602.0	1,816.5
Non-controlling interest	5.7	1.5	(1.4)	17.8	4.5
Net income	570.8	556.3	699.1	1,619.8	1,821.0

Net income per share	0.26	0.25	0.32	0.74	0.83

Other Financial Data

Gross margin	39.6%	38.0%	41.2%	38.6%	38.9%
EBITDA(*)	912.0	869.2	1,016.2	2,393.7	2,693.0
Capital expenditures	445.6	355.3	449.0	1,025.4	1,003.8

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	6,510.8	7,003.0	7,703.3	6,510.8	7,703.3
Total assets	18,031.5	19,553.7	20,464.7	18,031.5	20,464.7
Long term debt	1,109.6	1,500.9	1,437.5	1,109.6	1,437.5
Total debt	3,127.4	3,120.0	3,205.4	3,127.4	3,205.4
Total liabilities	5,663.3	5,776.4	6,033.7	5,663.3	6,033.7
Total shareholders’ equity / Net Assets	12,368.2	13,777.3	14,431.0	12,368.2	14,431.0

** For further details, please refer to our consolidated financial statements and notes as at 30 September 2013 on our web site.

	TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (US$ MILLION)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2012	2013	2013	2012	2013

Consolidated Statement of Operations Data
Revenues
Communication fees	1,413.1	1,401.5	1,355.2	3,954.4	4,117.0
Commission fees on betting business	16.0	27.8	26.2	53.7	84.4
Monthly fixed fees	12.1	10.5	9.2	38.5	31.0
Simcard sales	6.2	4.0	4.4	14.7	12.0
Call center revenues and other revenues	81.4	104.1	110.4	232.0	313.4
Total revenues	1,528.8	1,547.9	1,505.4	4,293.3	4,557.8
Direct cost of revenues	(924.3)	(959.3)	(884.2)	(2,636.2)	(2,787.7)
Gross profit	604.5	588.6	621.2	1,657.1	1,770.1
Administrative expenses	(65.4)	(69.8)	(70.6)	(200.0)	(212.5)
Selling & marketing expenses	(221.9)	(245.5)	(230.2)	(690.4)	(713.4)
Other Operating Income / (Expense)	(43.8)	(10.9)	(1.2)	(45.4)	(12.3)
			0
Operating profit before financing costs	273.4	262.4	319.2	721.3	831.9
Finance costs	(23.6)	(15.4)	(20.2)	(81.1)	(56.4)
Finance income	90.6	92.6	92.2	297.4	278.1
Monetary gain	27.1	8.7	13.0	71.3	51.3
Share of profit of equity accounted investees	33.9	32.4	47.3	98.0	118.0
Income before tax and non-controlling interest	401.4	380.7	451.5	1,106.9	1,222.9
Income tax expense	(87.7)	(79.2)	(95.4)	(214.9)	(251.3)
Income before non-controlling interest	313.7	301.5	356.1	892.0	971.6
Non-controlling interest	3.2	0.8	(0.7)	9.9	2.6
Net income	316.9	302.3	355.4	901.9	974.2

Net income per share	0.14	0.14	0.16	0.41	0.44

Other Financial Data

Gross margin	39.5%	38.0%	41.3%	38.6%	38.8%
EBITDA(*)	506.2	471.5	514.0	1,333.6	1,437.6
Capital expenditures	253.5	177.9	205.3	574.5	493.5

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,648.1	3,638.3	3,786.9	3,648.1	3,786.9
Total assets	10,103.4	10,158.8	10,060.3	10,103.4	10,060.3
Long term debt	621.8	779.8	706.7	621.8	706.7
Total debt	1,752.3	1,620.9	1,575.7	1,752.3	1,575.7
Total liabilities	3,173.3	3,001.1	2,966.1	3,173.3	2,966.1
Total shareholders’ equity / Net Assets	6,930.1	7,157.8	7,094.2	6,930.1	7,094.2

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 12
** For further details, please refer to our consolidated financial statements and notes as at 30 September 2013 on our web site.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

	Note	30 September 2013	31 December 2012
Assets
Property, plant and equipment	10	2,734,185	3,061,199
Intangible assets	11	1,115,821	1,296,117
GSM and other telecommunication operating licenses		567,810	678,694
Computer software		505,580	568,447
Other intangible assets		42,431	48,976
Investments in equity accounted investees	12	308,641	256,931
Other investments	13	14,832	29,069
Due from related parties	23	1,648	-
Other non-current assets		116,854	125,299
Trade receivables	14	244,641	216,149
Deferred tax assets		17,126	14,823
Total non-current assets		4,553,748	4,999,587

Inventories		30,282	48,903
Other investments		25,109	22,205
Due from related parties	23	11,546	7,414
Trade receivables and accrued income	14	1,324,318	1,209,007
Other current assets	15	328,457	269,905
Cash and cash equivalents	16	3,786,872	3,926,215
Total current assets		5,506,584	5,483,649

Total assets		10,060,332	10,483,236

Equity
Share capital		1,636,204	1,636,204
Share premium		434	434
Capital contributions		22,772	22,772
Reserves		(2,661,167)	(1,628,110)
Retained earnings		8,181,707	7,207,563
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		7,179,950	7,238,863
Non-controlling interests		(85,732)	(78,719)

Total equity		7,094,218	7,160,144

Liabilities
Loans and borrowings	19	706,650	619,196
Employee benefits		39,525	41,452
Provisions		138,050	148,894
Other non-current liabilities		124,635	117,888
Deferred tax liabilities		38,487	44,169
Total non-current liabilities		1,047,347	971,599

Bank overdraft	16	20	-
Loans and borrowings	19	870,313	1,087,447
Income taxes payable		88,395	76,533
Trade and other payables		779,925	953,601
Due to related parties	23	44,265	55,614
Deferred income		86,400	91,166
Provisions		49,449	87,132
Total current liabilities		1,918,767	2,351,493

Total liabilities		2,966,114	3,323,092

Total equity and liabilities		10,060,332	10,483,236

The notes on page 7 to 86 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS
For the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

		Nine months ended		Three months ended
	Note	30 September 2013	30 September 2012	30 September 2013	30 September 2012

Revenue		4,557,817	4,293,275	1,505,458	1,528,740
Direct cost of revenue		(2,787,691)	(2,636,164)	(884,221)	(924,258)
Gross profit		1,770,126	1,657,111	621,237	604,482

Other income		11,405	7,465	3,273	233
Selling and marketing expenses		(713,444)	(690,442)	(230,209)	(221,959)
Administrative expenses		(212,546)	(199,989)	(70,646)	(65,361)
Other expenses		(23,606)	(52,861)	(4,387)	(44,041)
Results from operating activities		831,935	721,284	319,268	273,354

Finance income	7	278,095	297,434	92,278	90,608
Finance costs	7	(56,373)	(81,168)	(20,197)	(23,602)
Net finance income		221,722	216,266	72,081	67,006

Monetary gain		51,309	71,349	12,984	27,170
Share of profit of equity accounted investees	12	117,965	97,955	47,234	33,822
Profit before income tax		1,222,931	1,106,854	451,567	401,352

Income tax expense	8	(251,351)	(214,855)	(95,461)	(87,644)
Profit for the period		971,580	891,999	356,106	313,708

Profit / (loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		974,203	901,905	355,394	316,859
Non-controlling interests		(2,623)	(9,906)	712	(3,151)
Profit for the period		971,580	891,999	356,106	313,708

Basic and diluted earnings per share	18	0.44	0.41	0.16	0.14
(in full USD)

The notes on page 7 to 86 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
For the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

	Nine months ended		Three months ended
	30 September 2013	30 September 2012	30 September 2013	30 September 2012

Profit for the period	971,580	891,999	356,106	313,708

Other comprehensive income / (expense):

Items that will not be reclassified to profit or loss:
Actuarial loss arising from employee benefits	(73)	-	(60)	-
Tax effect of actuarial gain from employee benefits	14	-	11	-
	(59)	-	(49)	-
Items that will or may be reclassified subsequently to profit or loss:
Change in cash flow hedge reserve	262	(886)	95	(362)
Foreign currency translation differences	(1,053,426)	327,655	(424,965)	79,134
Share of foreign currency translation differences of the equity accounted investees	15,761	(13,625)	5,574	(2,214)
Tax effect of foreign currency translation differences	(789)	1,630	(279)	300
	(1,038,192)	314,774	(419,575)	76,858
Other comprehensive income / (expense) for the period, net of income tax	(1,038,251)	314,774	(419,624)	76,858

Total comprehensive income / (expense) for the period	(66,671)	1,206,773	(63,518)	390,566

Total comprehensive income / (expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	(58,913)	1,214,973	(62,101)	393,358
Non-controlling interests	(7,758)	(8,200)	(1,417)	(2,792)
Total comprehensive income / (expense) for the period	(66,671)	1,206,773	(63,518)	390,566

The notes on page 7 to 86 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non-Controlling Interest	Total Equity

Balance at 1 January 2012	1,636,204	22,772	434	533,939	-	(459)	(242,217)	(2,212,237)	6,053,702	5,792,138	(60,533)	5,731,605
Total comprehensive income
Profit/(loss) for the period	-	-	-	-	-	-	-	-	901,905	901,905	(9,906)	891,999
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	-	3,868	310,086	-	313,954	1,706	315,660
Change in cash flow hedge reserve	-	-	-	-	-	(886)	-	-	-	(886)	-	(886)
Total other comprehensive income/(expense)	-	-	-	-	-	(886)	3,868	310,086	-	313,068	1,706	314,774
Total comprehensive income/(expense)	-	-	-	-	-	(886)	3,868	310,086	901,905	1,214,973	(8,200)	1,206,773
Increase in legal reserves	-	-	-	1,939	-	-	-	-	(1,939)	-	-	-
Dividend paid (Note 17)	-	-	-	-	-	-	-	-	-	-	(8,485)	(8,485)
Change in non-controlling interests	-	-	-	-	-	-	-	-	-	-	203	203
Balance at 30 September 2012	1,636,204	22,772	434	535,878	-	(1,345)	(238,349)	(1,902,151)	6,953,668	7,007,111	(77,015)	6,930,096
Total comprehensive income
Profit/(loss) for the period	-	-	-	-	-	-	-	-	256,930	256,930	(1,800)	255,130
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	-	83	(907)	-	(824)	96	(728)
Defined benefit plan actuarial losses	-	-	-	-	-	-	-	-	(3,951)	(3,951)	-	(3,951)
Change in cash flow hedge reserve	-	-	-	-	-	26	-	-	-	26	-	26
Total other comprehensive income/(expense), net of tax	-	-	-	-	-	26	83	(907)	(3,951)	(4,749)	96	(4,653)
Total comprehensive income/(expense)	-	-	-	-	-	26	83	(907)	252,979	252,181	(1,704)	250,477
Transfers from legal reserves	-	-	-	(916)	-	-	-	-	916	-	-	-
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-
Change in reserve for non-controlling interest put option	-	-	-	-	-	-	(20,429)	-	-	(20,429)	-	(20,429)
Balance at 31 December 2012	1,636,204	22,772	434	534,962	-	(1,319)	(258,695)	(1,903,058)	7,207,563	7,238,863	(78,719)	7,160,144

Balance at 1 January 2013	1,636,204	22,772	434	534,962	-	(1,319)	(258,695)	(1,903,058)	7,207,563	7,238,863	(78,719)	7,160,144
Total comprehensive income
Profit/ (loss) for the period	-	-	-	-	-	-	-	-	974,203	974,203	(2,623)	971,580
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	-	(10,011)	(1,023,308)	-	(1,033,319)	(5,135)	(1,038,454)
Defined benefit plan actuarial losses	-	-	-	-	-	-	-	-	(59)	(59)	-	(59)
Change in cash flow hedge reserve	-	-	-	-	-	262	-	-	-	262	-	262
Total other comprehensive income/(expense)	-	-	-	-	-	262	(10,011)	(1,023,308)	(59)	(1,033,116)	(5,135)	(1,038,251)
Total comprehensive income/(expense)	-	-	-	-	-	262	(10,011)	(1,023,308)	974,144	(58,913)	(7,758)	(66,671)
Change in non-controlling interests	-	-	-	-	-	-	-	-	-	-	745	745
Balance at 30 September 2013	1,636,204	22,772	434	534,962	-	(1,057)	(268,706)	(2,926,366)	8,181,707	7,179,950	(85,732)	7,094,218

The notes on page 7 to 86 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
For the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

		Nine months ended 30 September
	Note	2013	2012
Cash flows from operating activities
Profit for the period		971,580	891,999
Adjustments for:
Depreciation and impairment of fixed assets	10	422,603	404,161
Amortization of intangible assets	11	170,901	162,780
Net finance income		(253,114)	(238,618)
Income tax expense		251,351	214,855
Share of profit of equity accounted investees	12, 23	(117,965)	(111,660)
Gain on sale of property, plant and equipment		(4,593)	(2,350)
Unrealised foreign exchange gain/loss on operating assets		(208,316)	(48,098)
Provision for impairment of trade receivables	14, 20	56,478	44,056
Deferred income		9,297	(28,558)
Bargain purchase gain on acquisition		(96)	-
Impairment losses on equity accounted investees and other non-current investments	12, 13, 23	14,937	40,250
		1,313,063	1,328,817

Change in trade receivables	14	(341,121)	(397,065)
Change in due from related parties	23	(6,413)	26,601
Change in inventories		12,572	(5,602)
Change in other current assets	15	(82,708)	(115,037)
Change in other non-current assets		(7,081)	(24,137)
Change in due to related parties	23	(4,591)	(228)
Change in trade payables and other liabilities		(92,349)	(154,561)
Change in other non-current liabilities		15,569	5,969
Change in employee benefits		3,127	3,574
Change in provisions		(21,308)	3,743
		788,760	672,074

Interest paid		(46,180)	(41,860)
Income tax paid		(238,680)	(206,410)
Dividends received		41,347	114,195
Net cash provided by operating activities		545,247	537,999
Cash flows from investing activities
Acquisition of property, plant and equipment	10	(366,480)	(446,423)
Acquisition of intangible assets	11	(122,187)	(122,396)
Proceeds from sale of property, plant and equipment		6,165	4,405
Proceeds from currency option contracts		484	1,880
Payment of currency option contracts premium		(106)	(135)
Proceeds from sale of financial assets		-	897,057
Acquisition of financial assets		(9,739)	(3,920)
Acquisition of subsidiary including cash acquired		(309)	-
Interest received		264,435	295,542
Net cash generated by/(used in) investing activities		(227,737)	626,010

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		576,520	290,142
Repayment of borrowings		(689,822)	(402,513)
Change in non-controlling interest		745	203
Dividends paid		-	(8,485)
Net cash (used in) /generated by financing activities		(112,557)	(120,653)

Net increase in cash and cash equivalents		204,953	1,043,356
Cash and cash equivalents at 1 January	16	3,926,215	2,507,445
Effects of foreign exchange rate fluctuations on cash and cash equivalents		(344,316)	92,914

Cash and cash equivalents at 30 September	16	3,786,852	3,643,715

The notes on page 7 to 86 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

Notes to the condensed interim consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The Company primarily is involved in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

The condensed interim consolidated financial statements of the Company as at and for the nine months ended 30 September 2013 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture.

The consolidated financial statements of the Company as at and for the year ended 31 December 2012 are available upon request from the Company’s registered office at Turkcell Plaza, Mesrutiyet Caddesi No: 71, 34430 Tepebasi / Istanbul or at www.turkcell.com.tr.

2.	Basis of preparation

(a)	Statement of compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2012.

The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.

The Group’s condensed interim consolidated financial statements as at and for the period ended 30 September 2013 were approved by the Board of Directors on 24 October 2013.

(b)	Basis of measurement

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the International Accounting Standards Board (“IASB”). They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary periods in accordance with International Accounting Standard No. 29. (“Financial Reporting in Hyperinflationary Economies”) (“IAS 29”), where applicable, except that the following assets and liabilities are stated at their fair value: put option liability, derivative financial instruments and financial instruments classified as available-for-sale. Hyperinflationary period lasted by 31 December 2005 in Turkey and commenced on 1 January 2011 in Belarus. In the financial statements of subsidiaries operating in Belarus, restatement adjustments have been made to compensate the effect of changes in the general purchasing power of the Belarusian Ruble in accordance with IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

2.	Basis of preparation (continued)

(b)	Basis of measurement (continued)

The comparative amounts relating to the subsidiaries operating in Belarus in the consolidated financial statements of 2011 and 2012 are not restated. The translation effect of Belarusian Ruble (“BYR”) denominated equity accounts determined upon the application of inflation accounting to USD is accounted under translation reserve in the condensed interim consolidated financial statements as at 30 September 2013.

3.	Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these condensed interim consolidated financial statements as were applied in the preparation of the Group’s consolidated financial statements as at and for the year ended 31 December 2012 other than the adoption of the following new standards or amendments to the standards which are effective for the annual periods on or after 1 January 2013.

The effects of the new standards or amendments to the standards adopted are explained in Note 3b.

a)	Comparative information and revision of prior period financial statements

The condensed interim consolidated financial statements of the Group have been prepared with the prior periods on a comparable basis in order to give consistent information about the financial position and performance. If the presentation or classification of the financial statements is changed, in order to maintain consistency, the financial statements of the prior periods are also reclassified in line with the related changes.

The Group early adopted the 2011 amendment for International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” which basically requires all actuarial gains and losses to be recognized immediately through other comprehensive income in order to reflect any change in the liability recognized in the consolidated statement of financial position starting from 31 December 2012. As the amendments to IAS 19 require retrospective application, the Group management evaluated the monetary impact of this accounting policy change on the condensed interim consolidated financial statements as at 30 September 2012, and concluded that the net after tax impact is not significant. In this context, the condensed interim consolidated financial statements as at 30 September 2012 are not recast.

b)	New and Revised International Financial Reporting Standards

(i)	Amendments to IFRSs affecting amounts reported in the condensed interim consolidated financial statements

None.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards

(ii)	New and Revised IFRSs applied with no material effect on the condensed interim consolidated financial statements

Amendments to IAS 1	Presentation of Items of Other Comprehensive Income
Amendments to IAS 1	Clarification of the Requirements for Comparative Information
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
Amendments to IFRS 7	Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities
Amendments to IFRS 10, IFRS 11	Consolidated Financial Statements, Joint Arrangements and
and IFRS 12	Disclosures of Interests in Other Entities: Transition Guide
IAS 27 (as revised in 2011)	Separate Financial Statements
IAS 28 (as revised in 2011)	Investments in Associates and Joint Ventures
Amendments to IFRSs
IAS 16, IAS 32 and IAS 34	Annual Improvements to IFRSs 2009/2011 Cycle except for the amendment to IAS 1
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

The amendments to IAS 1 “Presentation of Items of Other Comprehensive Income” are effective for the annual periods beginning on or after 1 July 2012. The amendments introduce new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the “statement of comprehensive income” is renamed as the “statement of profit or loss and other comprehensive income” and the “statement of income” is renamed as the “statement of profit or loss”. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments do not change the option to present items of other comprehensive income either before tax or net of tax. The amendments can be applied retrospectively. Other than the above mentioned presentation changes, the application of the amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(ii)	New and Revised IFRSs applied with no material effect on the condensed interim consolidated financial statements (continued)

Amendments to IAS 1 Clarification of the Requirements for Comparative Information
(as part of the Annual Improvements to IFRSs 2009/2011 Cycle issued in May 2012)

The amendments to IAS 1 as part of the Annual Improvements to IFRSs 2009/2011 Cycle are effective for the annual periods beginning on or after 1 January 2013. IAS 1 requires an entity that changes accounting policies retrospectively, or makes a retrospective restatement or reclassification to present a statement of financial position as at the beginning of the preceding period (third statement of financial position). The amendments to IAS 1 clarify that an entity is required to present a third statement of financial position only when the retrospective application, restatement or reclassification has a material effect on the information in the third statement of financial position and that related notes are not required to accompany the third statement of financial position.

New and revised Standards on consolidation, joint arrangements, associates and disclosures

In May 2011, a package of five Standards on consolidation, joint arrangements, associates and disclosures was issued, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011).

Key requirements of these five Standards are described below.

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements. SIC - 12 Consolidation - Special Purpose Entities will be withdrawn upon the effective date of IFRS 10. Under IFRS 10, there is only one basis for consolidation that is control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 11 replaces IAS 31 Interests in Joint Ventures. IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified. SIC - 13 Jointly Controlled Entities - Non-monetary Contributions by Venturers will be withdrawn upon the effective date of IFRS 11. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements. In contrast, under IAS 31, there are three types of joint arrangements: jointly controlled entities, jointly controlled assets and jointly controlled operations. In addition, joint ventures under IFRS 11 are required to be accounted for using the equity method of accounting, whereas jointly controlled entities under IAS 31 can be accounted for using the equity method of accounting or proportional consolidation.

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(ii)	New and Revised IFRSs applied with no material effect on the condensed interim consolidated financial statements (continued)

New and revised Standards on consolidation, joint arrangements, associates and disclosures (continued)

In June 2012, the amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the application of these IFRSs for the first time.

The application of these five standards did not have significant impact on amounts reported in the condensed interim consolidated financial statements.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The Standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

The application of the new Standard did not have significant impact on the condensed interim consolidated financial statements.

Amendments to IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

Amendments to IFRS 7 are effective for annual periods beginning on or after 1 January 2013. These amendments should be applied retrospectively to the all financial statements presented.

Annual Improvements to IFRSs 2009/2011 Cycle issued in May 2012

The Annual Improvements to IFRSs 2009/2011 Cycle include a number of amendments to various IFRSs. The amendments are effective for annual periods beginning on or after 1 January 2013. The Amendments to IFRSs include:

•	Amendments to IAS 16 Property, Plant and Equipment

•	Amendments to IAS 32 Financial Instruments: Presentation

•	Amendments to IAS 34 Interim Financial Reporting.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(ii)	New and Revised IFRSs applied with no material effect on the condensed interim consolidated financial statements (continued)

Annual Improvements to IFRSs 2009/2011 Cycle issued in May 2012 (continued)

Amendments to IAS 16

The amendments to IAS 16 clarify that spare parts, stand-by equipment and servicing equipment should be classified as property, plant and equipment when they meet the definition of property, plant and equipment in IAS 16 and as inventory otherwise. The amendments to IAS 16 did not have a significant effect on the Group’s consolidated financial statements.

Amendments to IAS 32

The amendments to IAS 32 clarify that income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction should be accounted for in accordance with IAS 12 Income Taxes. The amendments to IAS 32 did not have a significant effect on the Group’s condensed interim consolidated financial statements.

Amendments to IAS 34

The amendments to IAS 34 clarify that disclosure of the total assets and total liabilities for a particular reportable segment is only required if a measure of total assets or total liabilities (or both) is regularly provided to the chief operating decision maker and there has been a material change in those measures since the last annual financial statements. The amendments to IAS 34 did not have an effect on the Group’s consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine applies to waste removal costs that are incurred in surface mining activity during the production phase of the mine (production stripping costs). Under the Interpretation, the costs from this waste removal activity (stripping) which provide improved access to ore is recognized as a non-current asset (stripping activity asset) when certain criteria are met, whereas the costs of normal on-going operational stripping activities are accounted for in accordance with IAS 2 Inventories. The stripping activity asset is accounted for as an addition to, or as an enhancement of, an existing asset and classified as tangible or intangible according to the nature of the existing asset of which it forms part.

IFRIC 20 is effective for annual periods beginning on or after 1 January 2013. Specific transitional provisions are provided to entities that apply IFRIC 20 for the first time. However, IFRIC 20 must be applied to production stripping costs incurred on or after the beginning of the earliest period presented. The Group management anticipates that IFRIC 20 will have no effect to the Group’s financial statements as the Group does not engage in such activities.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(iii)	New and revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments2
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures2
Amendments to IFRS 10, 11, IAS 27	Investment Entities2
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilitie1
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets1
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting1
IFRIC 21	Levies1

1 Effective for annual periods beginning on or after 1 January 2014.
2 Effective for annual periods beginning on or after 1 January 2015.

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduces new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9:

•
All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•
With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(iii)	New and revised IFRSs in issue but not yet effective (continued)

IFRS 9 Financial Instruments (continued)

IFRS 9 was amended to defer the mandatory effective date of both the 2009 and 2010 versions of IFRS 9 to annual periods beginning on or after 1 January 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods beginning on or after 1 January 2013. The amendments continue to permit early application. The amendments modify the existing comparative transition disclosures in IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” and IFRS 7 “Financial Instruments: Disclosures”. Instead of requiring restatement of comparative financial statements, entities are either permitted or required to provide modified disclosures on transition from IAS 39 “Financial Instruments: Recognition and Measurement” to IFRS 9 depending on the entity’s date of adoption and whether the entity chooses to restate prior periods.

The Group management anticipates that the application of IFRS 9 in the future may have significant impact on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

Amendments to IFRS 10, 11, IAS 27 Investment Entities

The IASB has published “Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)”, providing an exemption from consolidation of subsidiaries under IFRS 10 ‘Consolidated Financial Statements’ for entities which meet the definition of an “investment entity”, such as certain investment funds. Instead, such entities would measure their investment in particular subsidiaries at fair value through profit or loss in accordance with IFRS 9 “Financial Instruments” or IAS 39 “Financial Instruments: Recognition and Measurement”.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realization and settlement”.

The Group management anticipates that the application of these amendments to IAS 32 may result in more disclosures being made with regard to offsetting financial assets and financial liabilities in the future.

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

IASB has issued “Novation of Derivatives and Continuation of Hedge Accounting” (Amendments to IAS 39 “Financial Instruments: Recognition and Measurement”). Under the amendments there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met. The amendments are effective for annual periods beginning on or after 1 January 2014, with earlier application being permitted.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New and Revised International Financial Reporting Standards (continued)

(iii)	New and revised IFRSs in issue but not yet effective (continued)

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

The International Accounting Standards Board, as a consequential amendment to IFRS 13 “Fair Value Measurement”, modified some of the disclosure requirements in IAS 36 “Impairment of Assets” regarding measurement of the recoverable amount of impaired assets. However, one of the amendments potentially resulted in the disclosure requirements being broader than originally intended. The IASB has rectified this through the issue of “Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)”.

IFRIC 21 Levies

IFRIC 21 provides guidance on when to recognise a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain.

4.	Critical accounting judgments and key sources of estimation uncertainty

Key sources of estimation uncertainty

Belarus

Following severe balance of payments crisis in 2011, the economic data indicates that the Belarusian economy stabilized. This reflected the authorities’ tightening of economic policies in late 2011 that was successful in reducing inflation and stabilizing the foreign exchange market. However, Belarusian economy grew only 1.5% in 2012 as the authorities failed to capitalize on improved competitiveness after the sharp currency depreciation in 2011. On the positive side, inflation fell sharply from over 100% at the end of 2011 to almost 22% in 2012. During 2012, National Bank of the Republic Belarus (“NBRB”) has been gradually decreased the refinance rate by 15 percentage points during 2012, from 45% to 30% per annum.

As of September 2013, the inflation rate stood at 15.4% for the last twelve months. NBRB cut the refinancing rate 1.5 percentage points to 23.5% in June. This was the fourth and last rate cut this year, bringing the total amount of easing to 6.5 percentage points in 2013. Despite the slowdown in inflation, the National Bank decided to leave the refinancing rate unchanged again at 23.5% due to concerns about external imbalances and currency stability.

NBRB has stabilized foreign exchange market with the help of a “managed float” exchange policy. As the cumulative inflation in the last three years exceeded 100%, Belarus was considered a hyperinflationary economy. In this context, IAS 29 “Reporting in Hyperinflationary Economies” is applied by subsidiaries operating in Belarus in financial statements starting from their annual financial statements for the year ending 31 December 2011.

Although downside economic risks have been reduced, macroeconomic stability is still fragile. Given Belarus’ limited currency reserves coupled with the high debt repayments due this year and the negative current account balance, these factors create inflationary pressure. The softer monetary policy may be premature and may result in deterioration of Belarus’ macroeconomic stability. Lower rates stimulate credit and economic activity, but they also stimulate imports and make BYR deposits less attractive, which may result in a higher demand for currency.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

4.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Ukraine

The broader economy of Ukraine remains in a recession and Ukraine’s credit rating was downgraded in September 2013. This negative indicators highlighted concerns about Ukraine’s external liquidity position, increased downside risk related to future negotiations with the International Monetary Fund (“IMF”) and increased political and economic risks due to deteriorating relations with Russia. In this respect, Ukraine’s economy is vulnerable to tighter external financing conditions and foreign reserves have fallen by 43% over the last two years to USD 21.7 million (to less than three months import cover) as the Central Bank has sought to defend its exchange rate peg. A lower level of foreign currency reserves implies a higher vulnerability to shocks and greater risks to market expectations. On the current policy of holding the Ukranian Hryvnia (“HRV”), Ukraine risks stagnation, as it keeps policy tight, and a crisis, if it runs out of reserves and there is an uncontrolled weakening in HRV. The challenging reserve situation may trigger a change of foreign currency policy, leading to an IMF deal, a weaker and flexible HRV currency and a return to growth.

Therefore, economic uncertainties are likely to continue in the foreseeable future for these countries. Current and potential future political and economic changes in Belarus and Ukraine could have an adverse effect on the subsidiaries operating in these countries. The economic stability of Belarus and Ukraine depends on the economic measures that will be taken by the governments and the outcomes of the legal, administrative and political processes in these countries. These processes are beyond the control of the subsidiaries established in these countries.

Consequently, the subsidiaries operating within Belarus and Ukraine may subject to the risks, i.e. foreign currency and interest rate risks related to borrowings and the subscriber’s purchasing power and liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying condensed interim consolidated financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus and Ukraine. The future economic situation of Belarus and Ukraine might differ from the Group’s expectations. As of 30 September 2013, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.	Operating Segments

The Group has three reportable segments, as described below, which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure. These strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

The Group comprises the following main operating segments: Turkcell, Euroasia and Belarusian Telecom, all of which are GSM operators in their countries.

Other operations mainly include companies operating in telecommunication and betting businesses and companies provide internet and broadband services, call center and value added services.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses. Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies.

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.	Operating segments (continued)

	Nine months ended 30 September
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Total external revenues	3,662,741	3,568,356	333,280	299,557	51,923	42,090	509,873	383,272	4,557,817	4,293,275
Intersegment revenue	23,322	18,640	2,313	2,843	65	53	327,194	302,912	352,894	324,448
Reportable segment adjusted EBITDA	1,154,127	1,118,373	101,966	86,867	809	(5,197)	200,744	150,537	1,457,646	1,350,580
Finance income	263,107	259,233	2,340	1,182	4,023	(4,508)	42,746	73,126	312,216	329,033
Finance cost	52,796	(20,610)	(46,880)	(40,162)	(66,429)	(41,961)	(70,260)	(35,710)	(130,773)	(138,443)
Monetary gain	-	-	-	-	51,246	71,344	63	5	51,309	71,349
Depreciation and amortization	(370,210)	(366,484)	(89,084)	(85,606)	(28,288)	(27,899)	(123,618)	(99,774)	(611,200)	(579,763)
Share of profit of equity accounted investees	-	-	-	-	-	-	117,965	97,955	117,965	97,955
Capital expenditure	289,913	328,596	40,994	43,822	31,889	16,689	149,822	206,481	512,618	595,588
Bad debt expense	(48,680)	(39,466)	(460)	(151)	(1,813)	(1,210)	(5,525)	(3,229)	(56,478)	(44,056)
Impairment on equity accounted investees	-	-	-	-	-	-	-	40,250	-	40,250

	Three months ended 30 September
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Total external revenues	1,188,053	1,266,175	123,837	110,323	21,169	17,541	172,399	134,701	1,505,458	1,528,740
Inter segment revenue	8,485	10,771	141	648	22	20	111,510	102,651	120,158	114,090
Reportable segment adjusted EBITDA	413,271	435,063	38,177	31,698	1,031	28	69,657	43,540	522,136	510,329
Finance income	56,466	88,727	98	427	17,397	(8,650)	29,276	20,043	103,237	100,547
Finance cost	58,642	(2,113)	(15,626)	(14,726)	(45,027)	(15,650)	(45,592)	(12,557)	(47,603)	(45,046)
Monetary gain	-	-	-	-	12,921	27,165	63	5	12,984	27,170
Depreciation and amortization	(118,568)	(118,819)	(28,898)	(28,739)	(11,479)	(11,072)	(40,561)	(34,990)	(199,506)	(193,620)
Share of profit of equity accounted investees	-	-	-	-	-	-	47,234	33,822	47,234	33,822
Capital expenditure	108,790	132,027	27,078	30,015	12,650	9,597	61,339	84,484	209,857	256,123
Bad debt expense	(17,540)	(15,133)	(172)	(54)	(1,284)	(420)	(2,145)	(1,378)	(21,141)	(16,985)
Impairment on equity accounted investees	-	-	-	-	-	-	-	40,250	-	40,250

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.	Operating segments (continued)

	As at 30 September 2013 and 31 December 2012
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Reportable segment assets	3,871,048	4,105,790	459,060	500,935	224,310	208,377	1,336,005	1,406,554	5,890,423	6,221,656
Investment in associates	-	-	-	-	-	-	308,641	256,931	308,641	256,931
Reportable segment liabilities	849,263	993,200	96,587	116,222	80,969	82,625	236,656	305,177	1,263,475	1,497,224

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.	Operating segments (continued)

	Nine months ended		Three months ended
	30 September 2013	30 September 2012	30 September 2013	30 September 2012
Revenues
Total revenue for reportable segments	4,073,644	3,931,539	1,341,707	1,405,478
Other revenue	837,067	686,184	283,909	237,352
Elimination of inter-segment revenue	(352,894)	(324,448)	(120,158)	(114,090)
Consolidated revenue	4,557,817	4,293,275	1,505,458	1,528,740

	Nine months ended		Three months ended
	30 September 2013	30 September 2012	30 September 2013	30 September 2012
Adjusted EBITDA
Total adjusted EBITDA for reportable segments	1,256,902	1,200,043	452,479	466,789
Other adjusted EBITDA	200,744	150,537	69,657	43,540
Elimination of inter-segment adjusted EBITDA	(20,006)	(16,959)	(8,095)	(4,095)
Consolidated adjusted EBITDA	1,437,640	1,333,621	514,041	506,234
Finance income	278,095	297,434	92,278	90,608
Finance costs	(56,373)	(81,168)	(20,197)	(23,602)
Monetary gain	51,309	71,349	12,984	27,170
Other income	11,405	7,465	3,273	233
Other expenses	(23,606)	(52,861)	(4,387)	(44,041)
Share of profit of equity accounted investees	117,965	97,955	47,234	33,822
Depreciation and amortization	(593,504)	(566,941)	(193,659)	(189,072)
Consolidated profit before income tax	1,222,931	1,106,854	451,567	401,352

	Nine months ended		Three months ended
	30 September 2013	30 September 2012	30 September 2013	30 September 2012
Finance income
Total finance income for reportable segments	269,470	255,907	73,961	80,504
Other finance income	42,746	73,126	29,276	20,043
Elimination of inter-segment finance income	(34,121)	(31,599)	(10,959)	(9,939)
Consolidated finance income	278,095	297,434	92,278	90,608

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.	Operating segments (continued)

	Nine months ended		Three months ended
	30 September 2013	30 September 2012	30 September 2013	30 September 2012
Finance costs
Total finance cost for reportable segments	60,513	102,733	2,011	32,489
Other finance cost	70,260	35,710	45,592	12,557
Elimination of inter-segment finance cost	(74,400)	(57,275)	(27,406)	(21,444)
Consolidated finance cost	56,373	81,168	20,197	23,602

	Nine months ended		Three months ended
	30 September 2013	30 September2012	30 September 2013	30 September 2012
Depreciation and amortization
Total depreciation and amortization for reportable segments	487,582	479,989	158,945	158,630
Other depreciation and amortization	123,618	99,774	40,561	34,990
Elimination of inter-segment depreciation and amortization	(17,696)	(12,822)	(5,847)	(4,548)
Consolidated depreciation and amortization	593,504	566,941	193,659	189,072

	Nine months ended		Three months ended
	30 September 2013	30 September2012	30 September 2013	30 September 2012
Capital expenditure
Total capital expenditure for reportable segments	362,796	389,107	148,518	171,639
Other capital expenditure	149,822	206,481	61,339	84,484
Elimination of inter-segment capital expenditure	(19,143)	(21,063)	(4,615)	(2,550)
Consolidated capital expenditure	493,475	574,525	205,242	253,573

	30 September 2013	31 December 2012
Assets
Total assets for reportable segments	4,554,418	4,815,102
Other assets	1,336,005	1,406,554
Investments in equity accounted investees	308,641	256,931
Other unallocated amounts	3,861,268	4,004,649
Consolidated total assets	10,060,332	10,483,236

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.	Operating Segments (continued)

	30 September 2013	31 December 2012
Liabilities
Total liabilities for reportable segments	1,026,819	1,192,047
Other liabilities	236,656	305,177
Other unallocated amounts	1,702,639	1,825,868
Consolidated total liabilities	2,966,114	3,323,092

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	Nine months ended		Three months ended
	30 September 2013	30 September2012	30 September 2013	30 September 2012
Revenues
Turkey	4,047,931	3,862,576	1,314,975	1,369,297
Ukraine	339,366	303,198	127,111	111,846
Belarus	51,923	42,090	21,169	17,541
Turkish Republic of Northern Cyprus	50,133	46,994	16,363	15,938
Azerbaijan	47,069	20,908	15,746	7,014
Germany	21,395	17,509	10,094	7,104
	4,557,817	4,293,275	1,505,458	1,528,740

	30 September 2013	31 December 2012
Non-current assets
Turkey	3,505,618	3,945,280
Ukraine	468,350	511,480
Belarus	185,922	180,072
Turkish Republic of Northern Cyprus	44,215	53,300
Azerbaijan	4,777	4,919
Germany	4,653	5,367
Unallocated non-current assets	340,213	299,169
	4,553,748	4,999,587

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

6.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the ICTA’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. Local and religious holidays in Turkey also affect the Company’s operational results.

7.	Finance income and costs

Net finance income or cost amounts to $221,722, $216,266, $72,081 and $67,006 for the nine and three months ended 30 September 2013 and 2012, respectively. Net finance income for the nine and three months ended 30 September 2013 and 2012 is mainly attributable to the interest income on bank deposits.

8.	Income tax expense

Effective tax rates are 21%, 19%, 21%, 22% for the nine and three months ended 30 September 2013 and 2012, respectively.

9.	Acquisition of subsidiaries

Acquisition of Deksarnet Telekominikasyon AS

On 7 March 2013, Superonline Iletisim Hizmetleri AS (“Turkcell Superonline”) signed a Share Purchase Agreement (“SPA”) to acquire 100% stake in Deksarnet Telekomunikasyon AS (“Deksarnet”), which is specialized in rendering of telecommunications services. On 1 July 2013, the control over Deksarnet is acquired from Vestel Elektronik San. ve Tic. AS for a nominal consideration of $1,750 and the payment will be made through 12 equal monthly installments.

Subsequent to the acquisition, Deksarnet reported revenue of $1,141 and profit of $328. Since Deksarnet’s statement of profit or loss prepared in accordance with IFRS for the year ended 31 December 2012 is not available, the estimated revenue and profit or loss for the current reporting period if the acquisition had occurred on 1 January 2013 could not be disclosed.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

9.	Acquisition of subsidiaries (continued)

Acquisition of Deksarnet Telekominikasyon AS (continued)

The acquisition of Deksarnet had the following effect on the Group’s assets and liabilities on the acquisition date:

	Pre-acquisition carrying amounts	Fair value adjustments	Recognized values on acquisition

Property, plant and equipment	271	330	601
Intangible assets	5	117	122
Other assets	1,183	-	1,183
Cash and cash equivalents	129	-	129
Total liabilities	(126)	(90)	(216)
Net identifiable assets and liabilities	1,462	357	1,819

Present value of the acquisition consideration			1,723
Less: fair value of identifiable net assets acquired			(1,819)
Bargain purchase gain on acquisition			(96)

Nominal amount of total consideration			1,750
Finance cost on deferred consideration			(27)
Total consideration			1,723

Consideration paid in cash			(438)
Add: cash and cash equivalent balances acquired			129
Net cash and cash equivalent effect of the business combination			(309)

Pre-acquisition carrying amounts were determined based on applicable IFRSs immediately before the acquisition. The fair value of intangible assets and liabilities recognized on acquisition has been determined based on independent valuation.

The bargain purchase gain on the acquisition has been included in other income in the Group’s consolidated statement of profit or loss.

The Group incurred acquisition-related costs of $41 related to external consultancy costs which are included in administrative expenses in the Group’s statement of profit or loss.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

10.	Property, plant and equipment

Cost or deemed cost	Balance as at 1 January 2012	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates and hyperinflation	Balance as at 31 December 2012
Network infrastructure (All operational)	5,103,751	93,886	(261,471)	605,789	-	294,668	5,836,623
Land and buildings	244,711	5,568	(453)	3,572	-	14,330	267,728
Equipment, fixtures and fittings	241,724	20,530	(2,671)	146	-	13,707	273,436
Motor vehicles	15,533	1,988	(679)	-	-	1,073	17,915
Leasehold improvements	114,872	2,021	(177)	136	-	6,809	123,661
Construction in progress	226,317	647,792	(1,650)	(598,450)	(6,278)	13,392	281,123
Total	5,946,908	771,785	(267,101)	11,193	(6,278)	343,979	6,800,486

Accumulated depreciation
Network infrastructure (All operational)	2,823,456	498,182	(256,855)	6,533	32,901	172,427	3,276,644
Land and buildings	96,439	9,285	(53)	-	-	5,867	111,538
Equipment, fixtures and fittings	209,837	10,397	(2,553)	-	-	14,015	231,696
Motor vehicles	11,058	1,920	(505)	-	-	813	13,286
Leasehold improvements	96,518	3,825	(132)	-	-	5,912	106,123
Total	3,237,308	523,609	(260,098)	6,533	32,901	199,034	3,739,287

Total property, plant and Equipment	2,709,600	248,176	(7,003)	4,660	(39,179)	144,945	3,061,199

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

10.	Property, plant and equipment (continued)

Cost or deemed cost	Balance as at 1 January 2013	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effect of movements in exchange rates and hyperinflation	Balance as at 30 September 2013
Network infrastructure (All operational)	5,836,623	48,674	(127,422)	310,609	-	568	(559,871)	5,509,181
Land and buildings	267,728	4,960	-	167	-	-	(31,042)	241,813
Equipment, fixtures and fittings	273,436	11,641	(2,198)	1,393	-	33	(31,933)	252,372
Motor vehicles	17,915	800	(646)	-	-	-	(1,832)	16,237
Leasehold improvements	123,661	4,514	(85)	5,268	-	-	(14,537)	118,821
Construction in progress	281,123	302,672	(276)	(317,513)	(300)	-	(15,734)	249,972
Total	6,800,486	373,261	(130,627)	(76)	(300)	601	(654,949)	6,388,396

Accumulated depreciation
Network infrastructure (All operational)	3,276,644	394,454	(126,466)	-	6,658	-	(322,884)	3,228,406
Land and buildings	111,538	7,049	-	-	-	-	(13,135)	105,452
Equipment, fixtures and fittings	231,696	9,581	(2,112)	-	163	-	(28,081)	211,247
Motor vehicles	13,286	1,463	(606)	-	-	-	(1,387)	12,756
Leasehold improvements	106,123	2,935	(85)	-	-	-	(12,623)	96,350
Total	3,739,287	415,482	(129,269)	-	6,821	-	(378,110)	3,654,211

Total property, plant and Equipment	3,061,199	(42,221)	(1,358)	(76)	(7,121)	601	(276,839)	2,734,185

Depreciation expenses for the nine and three months ended 30 September 2013 and 2012 are $422,603, $404,161, $138,702 and $135,195 respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the nine months ended 30 September 2013 and 2012 are $7,121 and $29,109 respectively and recognized in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

11.	Intangible assets

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets were tested for impairment as at 31 December 2012. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2012, impairment test for long-lived assets of Astelit is made on the assumption that Astelit is the cash generating unit.

As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of Astelit, no impairment was recognized. The assumptions used in value in use calculation of Astelit were:

A 14.9% post-tax WACC rate for 2013 to 2017, a 14.8% post-tax WACC rate for after 2017 and 2.5% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal was obtained for fair value to determine recoverable amounts for Astelit. The pre-tax rate for disclosure purposes was 14.90%.

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom and Turkcell Superonline as at 31 December 2012.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of growth in EBITDA, calculated as results from operating activities before depreciation and amortization and other income /(expenses), timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved.

Belarusian Telecom

As at 31 December 2012, impairment test was performed for Belarusian Telecom and after tax impairment at the amount of $5,075 was calculated for the cash-generating unit, allocated to the fixed assets of the cash-generating unit on a pro-rata basis based on the carrying amount of each asset in the cash-generating unit and included in depreciation expense. Tax effect of the long-lived asset impairment of $1,720 is included in deferred taxation benefit.

Value in use was determined by discounting the expected future cash flows to be generated by the cash-generating unit and the terminal value. The calculation of the value in use was based on the following key assumptions:

The projection period for the purposes of impairment testing was taken as 5 years between 1 January 2013 and 31 December 2017. Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.0% which does not exceed the estimated average growth rate for Belarus.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

11.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill (continued)

Belarusian Telecom (continued)

A 16.7% post-tax WACC rate for 2013 to 2017, a 16.5% post-tax WACC rate for after 2017 were applied in determining the recoverable amount of the cash-generating unit. The post-tax rate was adjusted considering the tax cash outflows and other future tax cash flows and discrepancies between the cost of the assets and their tax bases. The pre-tax rate for disclosure purposes was 18.32%.

Turkcell Superonline

As at 31 December 2012, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is $18,419 including $80 goodwill as a result of Global Iletisim acquisition and merger. As the recoverable value based on the value in use of the cash generating units was estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2012. The calculation of the value in use was based on the following key assumptions:

Values assigned to EBITDA for the periods forecasted include the expected synergies to be achieved from operating as a part of the Group. Values assigned to this key assumption reflect past experience except for efficiency improvements and synergies. Management believes that any reasonably possible change in the key assumptions on which Superonline recoverable amount is based would not cause Superonline’s carrying amount to exceed its recoverable amount.

The projection period for the purposes of goodwill impairment testing was taken as 7 years between 1 January 2013 and 31 December 2019.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.1%. This growth rate does not exceed the long-term average growth rate for the market in which Superonline operates.

A 14.6% post-tax WACC rate for 2013 to 2016, a 14.3% post-tax WACC rate for after 2016 were applied in determining the recoverable amount of the cash-generating unit. Discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at pre-tax discount rate gave same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. For disclosure purposes pre-tax discount rate is 16.1%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

11.	Intangible assets (continued)
Cost	Balance at 1 January 2012	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates and hyperinflation	Balance at 31 December 2012
GSM and other telecommunication operating licenses	1,193,025	1,260	(3,386)	3,510	-	76,865	1,271,274
Computer software	1,817,545	41,949	(186)	147,613	-	106,424	2,113,345
Transmission lines	26,861	134	-	-	-	1,574	28,569
Central betting system operating right	5,024	642	-	-	-	300	5,966
Indefeasible right of usage	18,441	-	-	-	-	1,100	19,541
Brand name	3,727	-	-	-	-	222	3,949
Customer base	7,511	-	-	-	-	448	7,959
Customs duty and VAT exemption right	46,747	-	(55,052)	-	-	8,305	-
Goodwill	17,378	-	-	-	-	1,041	18,419
Other	2,490	-	-	-	-	256	2,746
Construction in progress	-	164,055	-	(162,316)	-	-	1,739
Total	3,138,749	208,040	(58,624)	(11,193)	-	196,535	3,473,507

Accumulated amortization
GSM and other telecommunication operating licenses	501,130	57,501	(3,386)	-	1,064	36,271	592,580
Computer software	1,314,571	156,601	(109)	(6,533)	1,359	79,009	1,544,898
Transmission lines	23,497	1,032	-	-	-	1,352	25,881
Central betting system operating right	3,401	295	-	-	-	293	3,989
Indefeasible right of usage	2,348	1,297	-	-	-	140	3,785
Brand name	1,211	393	-	-	-	74	1,678
Customer base	2,660	634	-	-	-	161	3,455
Customs duty and VAT exemption right	42,710	2,199	(55,052)	-	3,282	6,861	-
Other	913	187	-	-	-	24	1,124
Total	1,892,441	220,139	(58,547)	(6,533)	5,705	124,185	2,177,390

Total intangible assets	1,246,308	(12,099)	(77)	(4,660)	(5,705)	72,350	1,296,117

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

11.	Intangible assets (continued)

Cost	Balance at 1 January 2013	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effects of movements in exchange rates and hyperinflation	Balance at 30 September 2013
GSM and other telecommunication operating licenses	1,271,274	1,602	-	414	-	-	(121,831)	1,151,459
Computer software	2,113,345	102,180	(263)	16,337	-	-	(247,652)	1,983,947
Transmission lines	28,569	96	-	-	-	-	(3,523)	25,142
Central betting system operating right	5,966	294	-	-	-	-	(750)	5,510
Indefeasible right of usage	19,541	2,402	-	-	-	-	(2,417)	19,526
Brand name	3,949	-	-	-	-	-	(488)	3,461
Customer base	7,959	-	-	-	-	117	(989)	7,087
Goodwill	18,419	-	-	-	-	-	(2,278)	16,141
Other	2,746	77	-	13	-	5	(185)	2,656
Construction in progress	1,739	15,536	-	(16,688)	-	-	-	587
Total	3,473,507	122,187	(263)	76	-	122	(380,113)	3,215,516

Accumulated amortization
GSM and other telecommunication operating licenses	592,580	40,989	-	-	-	-	(49,920)	583,649
Computer software	1,544,898	126,003	(49)	-	967	-	(193,452)	1,478,367
Transmission lines	25,881	705	-	-	-	-	(3,335)	23,251
Central betting system operating right	3,989	273	-	-	-	-	(551)	3,711
Indefeasible right of usage	3,785	1,064	-	-	-	-	(425)	4,424
Brand name	1,678	283	-	-	-	-	(231)	1,730
Customer base	3,455	477	-	-	-	-	(491)	3,441
Other	1,124	140	-	-	-	-	(142)	1,122
Total	2,177,390	169,934	(49)	-	967	-	(248,547)	2,099,695

Total intangible assets	1,296,117	(47,747)	(214)	76	(967)	122	(131,566)	1,115,821

Amortization expenses on intangible assets other than goodwill for the nine and three months ended 30 September 2013 and 2012 are $170,901, $162,780, $54,957 and $53,877 respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on intangible assets for the nine months ended 30 September 2013 is $967 and recognized in depreciation expense (30 September 2012: $1,357).

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized cost is $28,591 for the nine months ended 30 September 2013 (30 September 2012: $27,727).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

12.	Investments in equity accounted investees

The Group’s share of profit in its equity accounted investees for the nine and three months ended 30 September 2013 and 2012 are $117,965, $97,955, $47,234 and $33,822 respectively.

The Company’s investment in Fintur Holdings BV (“Fintur”) and A-Tel amounts to $285,913 and $22,728 respectively as at 30 September 2013 (31 December 2012: $230,374 and $26,557).

In 2012, Fintur has decided to distribute dividend amounting to $598,000. The Company reduced the carrying value of investments in Fintur by the cash collected dividend of $247,871.

In 2013, Fintur has decided to distribute dividend amounting to $105,000. The Company reduced the carrying value of investments in Fintur by the accrued dividend of $43,523 and this amount has been collected in July 2013.

During November 2012 at the General Assembly meeting of A-Tel, it has been decided to distribute dividends amounting to TL 13,904 (equivalent to $6,835 as at 30 September 2013). The Company reduced the carrying value of its investments in A-Tel by its dividend portion of TL 6,952 (equivalent to $3,418 as at 30 September 2013) as at 31 December 2012.

Since the service provider and distribution agreement with A-Tel was annulled via notification dated 31 January 2012 which was effective from 1 August 2012, the carrying amount of A-Tel in the consolidated financial statements is decreased to the Company’s share on the net assets of A-Tel as at 31 December 2012 and an impairment loss of $40,250 is recognized in other expenses in the consolidated statement of comprehensive income for the year ended 31 December 2012. Additionally, based on the management opinion, the Company accrued a provision before tax effect amounting to $19,299 in the consolidated statement of comprehensive income for the year ended 31 December 2012.

Bilgin Holding AS, holding 50% shares of A-Tel as of 30 September 2013, has rights out of the lawsuit which had been previously filed by Saving Deposit Insurance Fund (“SDIF”) as detailed in Note 22 “Dispute on termination of agreements with A-Tel”. Lawsuit is still pending.

13.	Other investments

Non-current investments:
		30 September 2013		31 December 2012
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount
T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	4.52	4,393	4.52	10,359
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	4.57	2,337	4.57	13,555

			6,730		23,914

In May 2013, SDIF announced that it had taken over the management of Aks TV and T-Medya against its overdue receivables from Cukurova Group. Following the change in the management of Aks TV and T-Medya, a valuation study was performed by an independent valuation firm as of 30 June 2013. Based on the impairment analysis performed, the carrying value of Aks TV and T-Medya have been reduced by $8,251 and $4,951, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

13.	Other investments (continued)

Non-current investments (continued)

On 26 August 2013, SDIF notified that Company’s shares in AKS TV has been ascertained as TL 4,755 (equivalent to $2,337 as at 30 September 2013) and such amount shall be paid by SDIF to the Group in condition that the Group transfers it’s all shares in AKS TV to the Buyer.

In this context, Board of Directors of the Company approved to transfer all of its shares. Accordingly, the carrying value of AKS TV shares has been reduced to $2,337 and impairment loss amounting to $1,735 has been recognized in other expenses.

	30 September 2013	31 December 2012
Securities
Corporate debt securities – held-to-maturity	8,102	5,155

As at 30 September 2013, corporate debt securities classified as held-to-maturity investments with a carrying amount of $8,102 have effective interest rates of 8.52% to 13.76% and matures in 2014 and 2015.

As at 31 December 2012, corporate debt securities classified as held-to-maturity investments with a carrying amount of $5,155 have effective interest rates of 8.63% to 11.84% and matures in 2014.

14.	Trade receivables and accrued income

	30 September 2013	31 December 2012
Accrued service income	735,052	638,687
Receivables from subscribers	481,862	484,294
Accounts and checks receivable	107,404	86,026
	1,324,318	1,209,007

Trade receivables are shown net of allowance for doubtful debts amounting to $388,453 as at 30 September 2013 (31 December 2012: $388,744). The movement in the allowance for impairment of trade receivables and due from related parties is disclosed in Note 20.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $87,568 and $76,469 as at 30 September 2013 and 31 December 2012, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time) and contracted receivables related to handset campaigns, which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to $244,641 (31 December 2012: $216,149).

The Group’s exposure to currency risks and impairment losses related to trade receivables are disclosed in Note 20.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

15.	Other current assets

	30 September 2013	31 December 2012
Prepaid expenses	167,136	100,600
Restricted cash	45,201	55,078
Prepayment for subscriber acquisition cost	21,873	20,662
Amounts to be received from Ministry of Transport, Maritime Affairs and Communications	21,725	-
Advances to suppliers	16,283	13,078
Interest income accruals	16,249	12,269
Special communication tax to be collected from subscribers	15,123	18,423
VAT receivable	6,910	6,944
Receivables from personnel	3,172	3,194
Receivables from Tax Office	209	10,187
Other	14,576	29,470
	328,457	269,905

Prepaid expenses mainly comprises prepaid rent expense and frequency usage fees for prepaid subscribers paid which will be partially charged to prepaid subscribers on a monthly basis throughout the year.

As at 30 September 2013, restricted cash mainly represents amounts deposited at banks as guarantees in connection with dispute with the Competition Board regarding business practices with the distributors as detailed in Note 22. Restricted cash regarding to the loan utilized by Azerinteltek as at 31 December 2012 had matured as of 30 September 2013.

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

The amount to be received from the Ministry of Transport, Maritime Affairs and Communications is related with the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) as explained in Note 22.

16.	Cash and cash equivalents

	30 September 2013	31 December 2012
Cash in hand	117	148
Cheques received	-	380
Banks	3,784,980	3,924,203
- Demand deposits	191,679	245,551
- Time deposits	3,593,301	3,678,652
Bonds and bills	1,775	1,484
Cash and cash equivalents	3,786,872	3,926,215
Bank overdrafts	(20)	-
Cash and cash equivalents in the statement of cash flows	3,786,852	3,926,215

As at 30 September 2013, cash and cash equivalents deposited in banks that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company is amounting to $0.055 (31 December 2012: $0.055).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

16.	Cash and cash equivalents (continued)

As at 30 September 2013, the average maturity of time deposits is 59 days (31 December 2012: 81 days). The Group’s exposure to currency risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 20.

17.	Dividends

On 23 March 2011, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2010 amounting to TL 1,328,697 (equivalent to $653,179 as at 30 September 2013), which represented 75% of distributable income. This represents a net cash dividend of full TL 0.6039532 (equivalent to full $0.30 as at 30 September 2013) per share. This dividend proposal was discussed but not approved at the Ordinary General Assembly of Shareholders held on 21 April 2011 and the Extraordinary General Assemblies of Shareholders held on 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the dividend proposal could not be presented for approval.

In the Ordinary General Assemblies of Shareholders Meeting of Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) held on 4 April 2012, it has been decided to distribute dividends amounting to TL 34,061 (equivalent to $16,744 as at 30 September 2013). The dividend was paid on 3 May 2012.

18.	Earnings per share

The calculations of basic and diluted earnings per share as at 30 September 2013 were based on the profit attributable to ordinary shareholders for the nine and three months ended 30 September 2013 and 2012 of $974,203, $901,905, $355,394 and $316,859 respectively and a weighted average number of shares outstanding during nine and three months ended 30 September 2013 and 2012 of 2,200,000,000 calculated as follows:

	Nine months ended 30 September		Three months ended 30 September
	2013	2012	2013	2012
Numerator:
Net profit for the period attributed to owners	974,203	901,905	355,394	316,859
Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000
Basic and diluted earnings per share	0.44	0.41	0.16	0.14

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

19.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to foreign currency for interest bearing loans, see Note 20.

	30 September 2013	31 December 2012
Non-current liabilities
Unsecured bank loans	683,332	595,763
Secured bank loans	5,011	5,937
Finance lease liabilities	18,307	17,496
	706,650	619,196
Current liabilities
Unsecured bank facility	503,990	414,903
Current portion of unsecured bank loans	342,774	645,830
Current portion of secured bank loans	19,949	18,783
Current portion of finance lease liabilities	2,374	2,940
Secured bank facility	-	3,514
Option contracts used for hedging	1,226	1,477
	870,313	1,087,447

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

19.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				30 September 2013			31 December 2012
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Unsecured bank loans	USD	2013-2018	Floating	Libor+1.35%-3.5%	1,102,348	1,107,373	Libor+1.35%-3.75%	953,897	955,003
Unsecured bank loans	USD	2013-2016	Fixed	2.24%-8.0%	221,806	225,842	2.24%-8.0%	596,238	598,484
Unsecured bank loans	TL	2013-2016	Fixed	8.3%-10%	196,048	196,791	8.75%-10%	102,210	103,009
Unsecured bank loans	HRV	2013	Fixed	23.0%	89	90	-	-	-
Secured bank loans*	EUR	2013	Floating	Libor+3.465%	16,213	18,408	Libor+3.465%	15,820	17,086
Secured bank loans**	BYR	2020	Fixed	12%-16%	5,140	6,552	12%-16%	6,010	7,634
Secured bank loans	USD	2013	Fixed	-	-	-	4.3%	3,500	3,514
Finance lease liabilities	EUR	2013-2024	Fixed	3.35%	23,878	19,821	3.35%	22,577	18,407
Finance lease liabilities	USD	2013-2015	Fixed	0.68%-4.64%	945	860	0.68%-7.3%	2,047	1,970
Finance lease liabilities	TL	2013	Fixed	-	-	-	10.24%	63	59
					1,566,467	1,575,737		1,702,362	1,705,166

(*)	Secured by System Capital Management Limited (SCM).
(**)	Secured by Republic of Belarus Government.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

19.	Loans and borrowings (continued)

As of 1 February 2012, Astelit had debt repayments related to Euroasia Loan in the amount of $150,165 and to Financell Loans in the amount of $172,799. Since June 2011, Astelit has not met the payment obligations, which were waived until 1 February 2012. Since that date, the Board of Directors of the Company has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations in relation to Euroasia and Financell Loans totaling $322,964 and defaulted on its loan agreements (As of 30 September 2013, due to Astelit executing partial payments, Astelit’s accrued obligations under its loans to Financell and Euroasia Telecommunications Holding BV (“ETH”) has decreased to a total of $598,309). As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $553,886 (currently decreased to $204,718 on three loan agreements following the Company’s $150,000 guarantee payment and other principle payments) and waivers were obtained for the aforementioned loans before 30 September 2013. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited together with a guarantee and indemnity given by System Capital Management Limited. Financell has rights to initiate legal proceedings arising out of pledges and guarantee under certain conditions.

In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150,000 to finance Astelit, also defaulted on its loan on 30 March 2012. As a guarantor, the Company paid $150,000 to related banks on 6 April 2012. In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by System Capital Management Limited has been established in favor of the Company. Upon payment of the guaranteed amount, the Company has the right to initiate legal proceedings arising out of this pledge on the Euroasia shares under certain conditions. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above, currently decreased to three loan agreements) currently totaling $204,718. Since waivers for these defaults including any future non-payments of Astelit were received on 25 July 2012, these borrowings have been classified according to the maturities of their respective borrowing agreements in the statement of financial positions as of 30 September 2013 and 31 December 2012.

With respect to the amounts due to Financell, the Board of Directors of the Company decided to extend a guarantee to Financell in order to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be limited to $410,650 principal amount plus interest and any other costs, expenses and fees that may accrue. This guarantee includes currently unmet debt repayments under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not yet fallen due.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Financial instruments

The movement in the allowance for impairment in respect of trade receivables and due from related parties as at 30 September 2013 and 31 December 2012 is as follows:

	30 September 2013	31 December 2012
Opening balance	392,852	327,435
Impairment loss recognized	56,478	62,431
Write-off	(7,949)	(15,857)
Effect of change in foreign exchange rate	(52,850)	18,843
Closing balance	388,531	392,852

The impairment loss recognized of $56,478 for the nine months ended 30 September 2013 relates to its estimate of incurred losses in respect of trade receivables and due from related parties (30 September 2012: $44,056).

The allowance accounts in respect of trade receivables and due from related parties is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable and is written off against the trade receivables and due from related parties directly.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2012
	USD	EUR
Foreign currency denominated assets
Due from related parties-current	2,161	99
Trade receivables and accrued income	21,972	36,643
Other current assets	9,468	1,814
Cash and cash equivalents	1,039,442	1,174
	1,073,043	39,730
Foreign currency denominated liabilities
Loans and borrowings-non current	(522,323)	(15,327)
Other non-current liabilities	(90,986)	-
Loans and borrowings-current	(727,659)	(13,778)
Trade and other payables	(154,054)	(19,963)
Due to related parties	(717)	(198)
	(1,495,739)	(49,266)
Net exposure	(422,696)	(9,536)

	30 September 2013
	USD	EUR
Foreign currency denominated assets
Other non-current assets	849	5,856
Due from related parties-current	5,171	64
Trade receivables and accrued income	33,628	64,270
Other current assets	24,284	4,390
Cash and cash equivalents	731,230	1,528
	795,162	76,108
Foreign currency denominated liabilities
Loans and borrowings-non current	(604,251)	(15,784)
Other non-current liabilities	(84,266)	-
Loans and borrowings-current	(720,848)	(13,888)
Trade and other payables	(145,757)	(18,426)
Due to related parties	(267)	(237)
	(1,555,389)	(48,335)
Net exposure	(760,227)	27,773

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Closing Rate
	30 September	30 September	30 September	31 December
	2013	2012	2013	2012

USD/TL	1.8691	1.7932	2.0342	1.7826
EUR/TL	2,4604	2.3089	2.7484	2.3517
USD/BYR	8,749.4	8,251.7	9,080.0	8,570.0
USD/HRV	7.9930	7.9906	7.9930	7.9930

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, HRV, BYR against the following currencies as at 30 September 2013 and 31 December 2012 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2013	2012

USD	76,023	42,270
EUR	(3,752)	1,258

10% weakening of the TL, HRV, BYR against the following currencies as at 30 September 2013 and 31 December 2012 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2013	2012

USD	(76,023)	(42,270)
EUR	3,752	(1,258)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Financial instruments (continued)

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method:

The different levels have been identified as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the assets and liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market.

	Level 1	Level 2	Level 3	Total
30 September 2013

Financial Liabilities
Option contracts used for hedging	-	1,226	-	1,226
	-	1,226	-	1,226

	Level 1	Level 2	Level 3	Total
31 December 2012

Financial Liabilities
Option contracts used for hedging	-	1,477	-	1,477
	-	1,477	-	1,477

21.	Guarantees and purchase obligations

As at 30 September 2013, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $534,649 (31 December 2012: $385,045). Payments for these commitments are going to be made in a 8-year period.

As at 30 September 2013, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations and provided financial guarantees to subsidiaries totaling to TL 3,057,591 (equivalent to $1,503,093 as at 30 September 2013) (31 December 2012: TL 2,854,366 equivalent to $1,601,238 as at 31 December 2012).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies

Onerous contracts

The Company won the tender regarding the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) with Ministry of Transport, Maritime Affairs and Communications on 13 January 2013. The Company is liable to complete the construction for a predetermined amount in TL while the most of the expenditures are in foreign currencies. The appreciation in the foreign exchange rates in 2013 caused the unavoidable costs of meeting the obligations to exceed the economic benefits expected to be received from this contract. Therefore; the Company accrued a provision before tax effect amounting to $20,284 for the difference between unavoidable costs and benefits expected to be received for this onerous contract. However, the Company also increased the foreign currency denominated bank deposits position within the period of undertaking the project in order to hedge against the currency risk associated with the contract and additionally recognized foreign exchange gains over these deposits as a result of the appreciation in the foreign exchange rates in the condensed interim consolidated financial statements for the nine months period ended 30 September 2013.

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute with Turk Telekom with respect to call termination fees

Upon application of Turk Telekom, the ICTA has set temporary (and after final) call termination fees for calls to be applied between Turk Telekom and the Company starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls.

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages amounting to TL 11,274 (equivalent to $5,542 as at 30 September 2013) with overdue interest amounting TL 521 (equivalent to $256 as at 30 September 2013) and late payment fee amounting TL 175 (equivalent to $86 as at 30 September 2013) totaling to TL 11,970 (equivalent to $5,884 as at 30 September 2013) covering the period from August 2005 until October 2005. Expert reports and supplementary expert reports which are obtained for the lawsuit, affirm justification of the Company.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2005 and October 2006 amounting to TL 23,726 (equivalent to $11,664 as at 30 September 2013) including principal, interest and penalty on late payment. The Court decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2006 and February 2007 amounting to TL 6,836 (equivalent to $3,361 as at 30 September 2013) including principal, interest and penalty on late payment. The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to call termination fees (continued)

On 28 September 2011, the Court decided in favor of the Company for all consolidated cases. The Court decided that Turk Telekom should pay to the Company in total TL 42,597 (equivalent to $20,940 as at 30 September 2013) plus VAT and Special Communication Tax (“SCT”) composed of principle amounting to TL 36,502 (equivalent to $17,944 as at 30 September 2013), interest and penalty amounting to TL 6,095 (equivalent to $2,996 as at 30 September 2013). The Court also decided that Turk Telekom should pay interest, penalty, VAT and SCT calculated for the principal from date of case to the payment date. Turk Telekom appealed the decision. The Company replied this appeal request. Appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Dispute on Turk Telekom transmission lines leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Differences in the total nominal rent for the concerned period amounting to TL 29,125 (equivalent to $14,318 as at 30 September 2013) have been accrued by Turk Telekom and deducted from the receivables of the Company. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,486 as at 30 September 2013) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $14,781 as at 30 September 2013).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company appealed the decision. The Supreme Court rejected the appeal. The Company applied for the correction of the decision. The Supreme Court rejected the correction of the decision request and the decision is finalized.

Based on the management opinion, the Company accrued provision of TL 91,864 (equivalent to $45,160 as at 30 September 2013) and the Company netted off the whole amount from the receivables from Turk Telekom as at 30 September 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom transmission lines leases (continued)

Additionally, a lawsuit was commenced against Turk Telekom on 28 October 2010 to collect the receivable amounting to principal of TL 23,378 (equivalent to $11,492 as at 30 September 2013), overdue interest of TL 3,092 (equivalent to $1,520 as at 30 September 2013) and delay fee of TL 1,925 (equivalent to $946 as at 30 September 2013), with the contractual default interest until payment date on the ground that the above mentioned exercise is contrary to the term of the contract which is effective for the year 2000, Turk Telekom has already collected the whole amount which is subjected to the related court decision as of 31 October 2009 and Turk Telekom collected additional receivable. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. The expert report is in favor of the Company. The Company increased its claim from Turk Telekom by TL 2,100 (equivalent to $1,032 as at 30 September 2013). The Court decided to obtain a supplementary expert report from the same expert committee. The supplementary expert report supports the Company’s arguments. The Court decided to obtain another supplementary expert report from the same expert committee. The second supplementary expert report is delivered to the Company and this report is also in favor of the Company. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Dispute regarding the fine applied by the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $3,428 as at 30 September 2013) and was enjoined to cease these infringements. The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision. On 15 November 2005, the Court cancelled the Competition Board’s decision.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Council of State for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. On 13 May 2008, Council of State dismissed the lawsuit. The Company appealed the decision. The Plenary Session of Administrative Law Divisions of the Council of State rejected the Company’s request for appeal. The Company applied for the correction of the decision.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $3,428 as at 30 September 2013) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The Court dismissed the lawsuit. Thereupon the Company appealed this decision. On 17 March 2009, Council of State reversed the judgment of the Local Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and the Company also appealed this decision. Council of State reversed the judgment of the Instance Court. Local Court decided in line with the decision of Council of State. On 15 June 2011, the Court rejected the case again.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by the Competition Board (continued)

The Company also appealed this decision. Council of State accepted the Company’s stay of order requests at appeal phase. Council of State reversed the judgment of the Instance Court again. The Inheritance and Charges Tax Office applied for the correction of the decision. The Company replied this request.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Dispute regarding the fine applied by the Competition Board regarding mobile marketing activities

The Competition Board decided to initiate an investigation in order to identify whether the Company maintains exclusive activities on mobile marketing and their appropriateness with respect to competition rules. On 23 December 2009, Competition Board decided that the Company violates competition rules in GSM and mobile marketing services and fined the Company amounting to TL 36,072 (equivalent to $17,733 as at 30 September 2013). The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 (equivalent to $13,300 as at 30 September 2013) is paid as the monetary fine on 25 May 2010. The Company filed a legal case on 25 June 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution request. The Company objected to the decision. The objection was rejected. The lawsuit is still pending.

Avea, depending on the Competition Board decision, initiated a lawsuit against the Company claiming a compensation from the Company for its damages amounting to TL 1,000 (equivalent to $492 as at 30 September 2013), with reservation of further claims, on the ground that the Company violated the competition. During the judgment, Avea increased its request of material compensation to TL 5,000 (equivalent to $2,458 as at 30 September 2013) and in addition requested TL 1,000 (equivalent to $492 as at 30 September 2013) for non-pecuniary damages. The Court decided to separate these requests and to reject the lawsuits demanding compensation and moral damages. Avea appealed the case. The Company has submitted its response to appeal. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Dispute on National Roaming Agreement

The Company conducted roaming negotiations in 2001 with Is-Tim Telekomunikasyon Hizmetleri AS (“Is-Tim”) which was a GSM operator, performing since March 2001. On 19 October 2001, upon unsuccessful negotiations, ICTA granted time for the Company until 15 November 2001 to sign the roaming agreement with the determined conditions and requested parties to come to an agreement until 15 November 2001. The Company initiated a lawsuit on the ground that ICTA has no power of intervention; its proposals are impossible from technical aspects and unacceptable from economic reasons. Council of State gave a decision on non-necessity of a new decision on the ground that action which is subjected to the lawsuit is cancelled by another state council decision. This decision was appealed by ICTA. Council of State, Plenary Session of the Chamber for Administrative Divisions decided to approve the court decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on National Roaming Agreement (continued)

In a letter dated 14 March 2002, the ICTA subjected Is-Tim’s request for national roaming to the condition that it is reasonable, economically proportional and technically possible. Nevertheless, the ICTA declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against ICTA. On 14 March 2006, Council of State decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State.

The ICTA decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $10,728 as at 30 September 2013). On 7 April 2004, the Company made the related payment with its accrued interest. On 27 May 2004, the Company filed a lawsuit. On 3 January 2005, with respect to the Council of State’s injunction, ICTA paid back nominal amount of TL 21,822 (equivalent to $10,728 as at 30 September 2013).

On 13 December 2005, Council of State decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State. On 22 July 2010, the Company initiated a lawsuit against ICTA for the compensation of TL 7,111 (equivalent to $3,496 as at 30 September 2013) and accrued interest for the total amount of the damage of the Company between the period when the Company made the payment and ICTA returned the same amount to the Company as the result of the stay of execution decision. The Court partially accepted the lawsuit and decided that ICTA should pay TL 6,505 (equivalent to $3,198 as at 30 September 2013) to the Company with the accrued interest. On 15 April 2013, ICTA paid TL 6,505 (equivalent to $3,198 as at 30 September 2013) with its accrued interest amounting to TL 1,596 (equivalent to $785 as at 30 September 2013) to the Company. ICTA appealed the decision. Thereupon, the Company replied to this request and also appealed the parts of the decision that The Court rejected against the Company. The Council of State rejected ICTA’s request for the stay of execution during the appeal process.

Although payment was received from ICTA, the Court decision is not finalized. Therefore, it is not virtually certain that an inflow of economic benefits will arise, and no income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by ICTA on pricing applications of the Company

On 7 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 4,008 (equivalent to $1,970 as at 30 September 2013) for misinforming the Authority and TL 374 (equivalent to $184 as at 30 September 2013) for making some subscribers suffer. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 (equivalent to $1,616 as at 30 September 2013) is paid in total as the administrative fine on 9 June 2010. The Company filed two lawsuits on 22 September 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution requests and the Company objected to the decisions but the objections are rejected. On 28 April 2011, the Court rejected the cases. The Company appealed the decisions. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal processes are pending.

Dispute regarding of the fine applied by ICTA on pricing applications of the Company(continued)

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Dispute regarding the fine applied by ICTA on tariffs above upper limits

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 (equivalent to $26,284 as at 30 September 2013) by claiming that the Company applied tariffs above the upper limits of GSM-GSM in GSM Upper Limits Table approved by ICTA on 25 March 2009. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 (equivalent to $19,713 as at 30 September 2013) is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The Court overruled the stay of execution claim, the Company objected to the decision and the Court accepted this objection and decided for the stay of the execution. Accordingly, ICTA paid back TL 40,100 (equivalent to $19,713 as at 30 September 2013) on 27 January 2011. On 3 May 2011, the Court rejected the case. Council of State rejected the Company’s stay of order request at appeal phase. Appeal process is pending. The Company appealed the decision and paid back TL 40,100 (equivalent to $19,713 as at 30 September 2013) to ICTA on 6 October 2011.

Amount to be reimbursed to the subscribers was calculated as TL 46,228 (equivalent to $22,725 as at 30 September 2013) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

ICTA notified the Company on 23 November 2011, to pay the amount of TL 13,367 (equivalent to $6,571 as at 30 September 2013) which is the unpaid portion arising from the 25% cash discount of the administrative fine amounting to TL 53,467 (equivalent to $26,284 as at 30 September 2013) that was imposed for applying tariffs above the upper limits. The Company filed a lawsuit on 23 December 2011 for stay of execution and for the annulment of this process. The Court accepted the request of the Company for stay of execution. ICTA objected to the decision but the objection is rejected. The Court decided in favor of the Company. ICTA appealed the decision and the Company replied this request. The Council of State rejected ICTA’s request for stay of execution during the appeal process. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by ICTA on tariffs above upper limits (continued)

On 20 February 2012, payment order has been sent to the Company by the Tax Office. On 24 February 2012, the Company filed a lawsuit for cancellation of the payment order. The Court accepted the request of the Company for stay of execution. The Tax Office objected to the decision but the objection is rejected. The Court decided in favor of the Company. The Tax Office appealed the decision and the Company replied this request. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the additional request regarding unpaid portion arising from the 25% discount of the administrative fine is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Dispute on deposits at banks

The Company, in 2001, initiated an enforcement proceeding to collect receivables arising from deposits in a bank. The bank has been objected to the enforcement proceeding and the Company filed a lawsuit for the cancellation of the objection. The Court decided in favor of the Company on 1 March 2005. The bank appealed the decision and the Company replied the same. On 3 April 2006, Supreme Court of Appeals decided the reversal of the Court’s decision in favor of the defendant. The Court abided by the decision of the Supreme Court of Appeals. The lawsuit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Dispute on Special Communication Taxation regarding prepaid card sales

Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 133,617 (equivalent to $65,685 as at 30 September 2013) and TL 139,101 (equivalent to $68,381 as at 30 September 2013) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2005 and 2006, respectively. The Company initiated lawsuits for the cancellation of assessments and penalties mentioned above.

On 28 February 2011, Tax Amnesty Law has been approved by the President of Republic of Turkey. The Company applied to the Ministry of Finance related to the Tax Amnesty Law on 27 April 2011. According to Tax Amnesty Law, special communication tax and penalty was calculated as TL 26,723 (equivalent to $13,137 as at 30 September 2013) and TL 27,820 (equivalent to $13,676 as at 30 September 2013) for the years 2005 and 2006, respectively. In addition, late payment interest was calculated as TL 11,164 (equivalent to $5,488 as at 30 September 2013) and TL 8,900 (equivalent to $4,375 as at 30 September 2013) for the years 2005 and 2006, respectively. The aforementioned amounts were paid on 30 June 2011. The Company applied to the Tax Court to withdraw from the lawsuits according to Tax Amnesty Law due to the aforementioned payment. The courts decided that it is not necessary to declare a judgment on merits for the lawsuit.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Special Communication Taxation regarding prepaid card sales (continued)

On 24 June 2011, Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 11,238 (equivalent to $5,525 as at 30 September 2013) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the period of January-February 2007. The Company applied to the Ministry of Finance on 13 July 2011 in order to benefit from the Tax Amnesty. According to Tax Amnesty Law, special communication tax and interest was calculated as TL 2,248 (equivalent to $1,105 as at 30 September 2013) and TL 842 (equivalent to $414 as at 30 September 2013) respectively. The aforementioned amounts were paid on 29 July 2011.

Carrying international voice traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $15,599 as at 30 September 2013).

The Company has initiated a lawsuit with the claim of annulment of the related processes and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State gave a decision, which is served to the Company, for stay of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $8,849 as at 30 September 2013) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $6,750 as at 30 September 2013) from the December frequency usage fee payment. On 26 December 2006, Council of State decided to accept the Company’s claim and annul the decision of and the fine imposed by the ICTA. ICTA appealed the decision. The decision has been approved by the Council of State, Plenary Session of the Chamber for Administrative Divisions. ICTA applied for the correction of the decision. The correction of the decision process is still pending. On 6 June 2012, the Company initiated a lawsuit against ICTA for the amount of TL 5,783 (equivalent to $2,843 as at 30 September 2013) for its damages occurred between the period when the Company made the payment and collected back. The lawsuit is still pending.

Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TL 450,931 (equivalent to $221,675 as at 30 September 2013) of which TL 219,149 (equivalent to $107,732 as at 30 September 2013) is principal and TL 231,782 (equivalent to $113,943 as at 30 September 2013) is interest charged until 30 June 2005 and requesting a temporary injunction.

Considering the progresses at the court case, provision is set for the principal amounting to TL 53,160 (equivalent to $26,133 as at 30 September 2013) and accrued interest amounting to a nominal amount of TL 97,724 (equivalent to $48,041 as at 30 September 2013) in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013.

In deciding upon the amount of the provision taking, the Company has taken the Turkish law into consideration, not the amounts requested by Turk Telekom and reflected in the expert report. Specifically, under Turkish Law, a person who is alleging that he has suffered a loss cannot claim the whole of his possible revenues but only the damages may only be sought in respect of lost profit. For this reason, the provision set by the Company is calculated by taking Turk Telekom’s estimated loss of profit into consideration rather than the amounts requested by Turk Telekom and amounts reflected in the expert report. Moreover, the Company obtained an independent opinion dated 23 October 2007 which supports the management opinion from an expert who is not designated by the Court.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Carrying international voice traffic (continued)

On 5 November 2009, the Court rejected the Turk Telekom’s request amounting to TL 171,704 (equivalent to $84,409 as at 30 September 2013) and accepted the request amounting to TL 279,227 (equivalent to $137,266 as at 30 September 2013). The Company appealed the decision. Also, Turk Telekom appealed the decision. The Court of Cassation cancelled the decision. The Company and Turk Telekom applied for the correction of the decision. Supreme Court decided to reject both sides’ correction of the decision requests. The Court of First Instance decided to comply with the Supreme Court’s ruining decision and decided to order a new expert examination. The lawsuit is still pending.

Disputes with Spor Toto

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $1,618 as at 30 September 2013) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek has not paid the requested amount.

Spor Toto, on behalf of GDYS, initiated a declaratory lawsuit against Inteltek. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GDYS and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $751 as at 30 September 2013) and also rejected the demand that the reconciliation period should be six-month independent periods. GDYS appealed the Court’s decision. Supreme Court of Appeals rejected the appeal request of GDYS. Following the Supreme Court of Appeals’ decision, GDYS applied for the correction of the decision. GDYS’s correction of decision request was rejected by the Supreme Court of Appeals and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued principal amount of TL 3,292 (equivalent to $1,618 as at 30 September 2013) and its overdue interest accrual amount of TL 1,894 (equivalent to $931 as at 30 September 2013) in September 2007. Furthermore, Inteltek reclaimed TL 2,345 (equivalent to $1,153 as at 30 September 2013) principal and TL 966 (equivalent to $475 as at 30 September 2013) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 19 March 2009, the Court decided in favor of Inteltek. Spor Toto appealed the decision. The Supreme Court of Appeals ruled to reverse the judgment of the local court. Inteltek applied for the correction of the decision. The Supreme Court of Appeals rejected the correction of the decision process and the file has been returned to the Court. The Court decided to resist on the former decision on 29 June 2011. Spor Toto appealed the decision. The General Assembly of the Civil Supreme Court of Appeals decided to accept the resistance decision of the Court of First Instance and sent the case to the 13th Civil Chamber of the Supreme Court of Appeals in order to consider Spor Toto’s other appeal arguments. 13th Civil Chamber of the Supreme Court of Appeals resent the lawsuit file to the local court for completing the deficiency. The local court made up the deficiency and sent back the lawsuit file to the 13th Civil Chamber of the Supreme Court of Appeals. The Supreme Court of Appeals decided to uphold the decision of the court of first instance. Spor Toto applied for correction of decision. Inteltek requested the receivable from Spor Toto and Spor Toto paid the amount subject to the lawsuit. The reply brief against Spor Toto’s correction request is submitted. The Supreme Court of Appeals rejected the correction of decision request and the decision is finalized.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes with Spor Toto (continued)

Principal amounting to TL 2,345 (equivalent to $1,153 as at 30 September 2013) and accrued interest amounting to TL 3,376 (equivalent to $1,660 as at 30 September 2013) was recognized as income in the consolidated financial statements as at and for the period ended 31 December 2012.

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

On 9 February 2009, the Company initiated a lawsuit claiming cancellation of interest charges amounting TL 6,609 (equivalent to $3,249 as at 30 September 2013) which are erroneously calculated after settlement with the Tax Office regarding the VAT and tax penalties accrued due to roaming agreement for years 2000, 2001 and 2002. The Court rejected the Company’s injunction request. The Company objected to the decision. The Court rejected the objection of the Company. The court dismissed the case. Subsequently the Company appealed the case. The appeal process is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Dispute on Iranian GSM tender process

The Company has initiated an arbitration case against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments and demanded its sustained loss, on 11 January 2008 at the arbitration court which is established pursuant to the UNCITRAL arbitration rules. The oral hearing was held between 11 February 2013 and 22 February 2013. The arbitration process is still pending.

Dispute on Turk Telekom transmission tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,137 (equivalent to $4,000 as at 30 September 2013) including interest. The expert report given to Court is in favor of the Company. The Court ruled to obtain supplementary expert report. Supplementary expert report is also in favor of the Company. The Court ruled to obtain a new expert report. The expert report is in favor of the Company. The Court accepted the case. Turk Telekom appealed the decision. The Company replied this appeal request. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Dispute on the decision of CMB regarding audit committee member

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $6 as at 30 September 2013) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Administrative Court. The Court rejected the Company’s stay of execution request and the Company’s objection to this decision has been rejected. On 27 May 2011, the Court rejected the case. The Company appealed the decision. Council of State rejected the injunction request of the First Instance Court’s decision. Council of State rejected the stay of execution request of the Company. The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on mobile number portability

On 29 March 2007, the Company initiated a lawsuit against the ICTA claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the ICTA on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. On 1 June 2009, the Court rejected the case. The Company appealed the decision. The appeal process is still pending.

Dispute on Turk Telekom interconnection costs

On 8 April 2009, Turk Telekom initiated a lawsuit for damages against the Company claiming that the Company is violating the legislation by applying higher call termination fees to operators than the fees applied to the Company’s subscribers for on-net calls and requesting for the time being TL 10 (equivalent to $5 as at 30 September 2013) with its accrued interest starting from 2001 and TL 10 (equivalent to $5 as at 30 September 2013) with its accrued interest starting from the lawsuit date for the sustained loss as a result of decreasing traffic volume of Turk Telekom and subscriber lost derived from this action. On 6 April 2011, the Court decided to reject the case. Turk Telekom appealed the decision. The Company replied the appeal request. The Court of Cassation approved the decision. Turk Telekom applied for the correction of the decision. The Company replied to this request.

On 22 August 2011, Turk Telekom initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $492 as at 30 September 2013) monetary compensation by reserving its right for surpluses. The court decided to obtain an expert report. Expert report supports the Company’s arguments. The Court decided to obtain a supplementary report from the same committee. Also the supplementary expert report supports the Company’s arguments. Turk Telekom objected to the report. The Court rejected the case in favor of the Company. Turk Telekom appealed the decision. The Company replied to this request.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Dispute on Avea interconnection costs

On 4 November 2010, Avea initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $492 as at 30 September 2013) monetary compensation by reserving its right for surpluses. During the judgment, Avea increased its request to TL 47,000 (equivalent to $23,105 as at 30 September 2013). The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its completed expert report to the Court, which is in favor of the Company. The Court decided to have an additional expert report. The additional expert report submitted by the committee is against the Company. The Court decided to obtain another expert report from a new expert committee. The new expert report is in favor of the Company and was submitted to the file. The lawsuit is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Avea interconnection costs

On 25 April 2011, Avea initiated another lawsuit with the same grounds mentioned above claiming compensation for its losses between November 2009 and January 2010. Avea claimed TL 40,000 (equivalent to $19,664 as at 30 September 2013) for its material compensation by reserving its rights for surpluses. The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its report, which is in favor of the Company. The Court decided to consolidate this lawsuit with the first lawsuit initiated by Avea on 4 November 2010.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Dispute on campaigns

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $15,774 as at 30 September 2013). On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. However, the Company benefited from the early payment option with a 25% early payment discount and paid TL 24,066 (equivalent to $11,831 as at 30 September 2013) on 1 August 2008. On 10 November 2010, the Court decided to reject the case. The Company appealed the decision. The State of Council rejected the Company’s request for the stay of execution of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Dispute on payment request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $7,447 as at 30 September 2013) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF.  On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF appealed the decision. Appeal process is still pending.

SDIF issued payment orders for the aforementioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision. The appeal process is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on the discounts which are paid over the treasury share and ICTA fee

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts granted to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 1 January 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess treasury share and universal service fund for the year 2006 totaling TL 51,254 (equivalent to $25,196 as at 30 September 2013).

Through the letter dated 23 February 2007, the Company requested treasury share amounting to TL 46,129 (equivalent to $22,677 as at 30 September 2013) and interest accrued amounting to TL 5,020 (equivalent to $2,468 as at 30 September 2013) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $2,519 as at 30 September 2013) and interest accrued amounting to TL 558 (equivalent to $274 as at 30 September 2013) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $25,196 as at 30 September 2013) from monthly treasury share and universal service fund payments.

Turkish Treasury sent a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors from the treasury share payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,455 as at 30 September 2013) that is deducted from treasury share payment for May 2007. The Company has not made the related payment and continued to deduct such discounts treasury share and universal service fee amount related to discounts granted to distributors for the year 2006.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

The Company filed two lawsuits before ICC claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on discounts granted to distributors. On the both lawsuits, ICC has decided in favor of the Company. As stated in both of the Final Awards, the Company is not under obligation of paying Treasury Share and the Contribution to the expenses of Authority pursuant to Article of 8 and 9 of the Concession Agreement dated 10 March 2006. ICTA filed lawsuits for cancellation of these Final Awards. In both lawsuits, the Court decided in favor of the Company. ICTA appealed the decisions. The Company replied appeal requests. The Court of Cassation reversed the decisions of the First Instance Court. The Company has applied for the correction of the decision. The Court of Cassation rejected the request for correction of the decision of the Company. On the hearing dated 28 November 2012, the Local Court decided to accept the lawsuit in accordance with the reversal decision of The Court of Cassation. Full decisions are notified to the Company. The Company appealed the decisions. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 and 9 March 2006, requested additional treasury share payment regarding the mentioned period. The Company initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgment on the Company is not obliged to pay TL 3,320 (equivalent to $1,632 as at 30 September 2013) of the requested amount and treasury share over the exchange differences arising from roaming revenue. The arbitral tribunal partially accepted the Company’s claims and decided that the Company is not obliged to pay TL 885 (equivalent to $435 as at 30 September 2013). The Company applied to arbitral tribunal for correction and interpretation of the award. The arbitral tribunal rejected this application. ICTA filed a lawsuit for cancellation of the in favor parts of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. In the lawsuit initiated by the ICTA, the court decided to obtain an expert report. Both of the lawsuits are still pending.

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional treasury share payment of TL 4,909 (equivalent to $2,413 as at 30 September 2013) together with the penalty of TL 12,171 (equivalent to $5,983 as at 30 September 2013) on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely.

On 26 May 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional treasury share payment of TL 4,909 (equivalent to $2,413 as at 30 September 2013) together with the penalty of TL 12,171 (equivalent to $5,983 as at 30 September 2013) is a pending case before ICC Arbitration Court. The Civil Court of First Instance accepted the Company’s request. ICTA raised an objection to the preliminary injunction and this objection has been rejected.

The Company filed a lawsuit before ICC on 27 January 2012 claiming the contradiction to law of the penalty of TL 12,171 (equivalent to $5,983 as at 30 September 2013) calculated over allegedly unpaid TL 4,909 (equivalent to $2,413 as at 30 September 2013) treasury share. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006 (continued)

ICTA, through a letter dated 19 October 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 10 March 2006 and 31 December 2008, requested treasury share of TL 72,527 (equivalent to $35,654 as at 30 September 2013) and conventional penalty of TL 205,594 (equivalent to $101,069 as at 30 September 2013). The Company paid TL 1,535 (equivalent to $755 as at 30 September 2013) of the aforementioned amount.

On 13 December 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of treasury share of TL 70,992 (equivalent to $34,899 as at 30 September 2013) and conventional penalty of TL 205,594 (equivalent to $101,069 as at 30 September 2013) is a pending case before ICC Arbitration Court. The Court accepted the Company’s request. ICTA’s objection against the decision has been rejected.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

The Company filed a lawsuit before ICC on 12 January 2011 regarding the allegedly underpaid treasury share payments over certain revenue items as discussed in the Treasury Controller’s Report dated 30 May 2010, and corresponding purported penalty in amount of TL 205,594 (equivalent to $101,069 as at 30 September 2013). The Company requested the Arbitral Tribunal to award that TL 68,365 (equivalent to $33,608 as at 30 September 2013) of the total amount requested in the Treasury Controller’s Report has either been paid or is the subject matter of other arbitration cases. The Company further requested the Tribunal to declare that the request for treasury share payment of the remaining TL 4,163 (equivalent to $2,047 as at 30 September 2013) is unfounded, together with a declaration that the Company should not be obliged to make treasury share payment over certain revenue items as discussed in the Treasury Controller’s Report. Finally, the Company requested the Tribunal to award that it is not obliged to pay the requested penalty and declare that penalty cannot be accrued where the basis of the penalty request is disputed. On 18 March 2013, the Tribunal awarded that the Company is not obliged to pay TL 1,351 (equivalent to $664 as at 30 September 2013) of the remaining amount requested by the Treasury (the Company’s relief sought for treasury share payment of TL 2,812 (equivalent to $1,382 as at 30 September 2013) requested over SIM card and equipment sales abroad was rejected), declared that the Company is not obliged to pay penalty in amount of TL 205,594 (equivalent to $101,069 as at 30 September 2013); but dismissed (without prejudice) the requests for declaration that the Company should not be obliged to make treasury share payment over certain revenue items as discussed in the Treasury Controller’s Report, and that penalty cannot be accrued where the basis of the penalty request is disputed. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed two separate lawsuits for cancellation of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on treasury share amounts which are absorbed due to retrospective board decisions taken by ICTA

In consequence of collection of treasury share from the Company without considering its payments to the other operators and some subscribers due to the retrospective procedure amendments of ICTA on both interconnection fees and some tariffs; the Company commenced a lawsuit on 5 August 2010 before ICC on the ground that treasury share which collected from diminishing returns are unlawful and deductions committed by the Company between the years 2006 - 2010 from the treasury share are rightful and claimed payment of TL 1,600 (equivalent to $787 as at 30 September 2013) and its interest to the overpayment amount which is paid under the name of treasury share, against ICTA due to its administrative act leading to this case and against Turkish Undersecretariat of Treasury and Turkish Ministry of Transport, Maritime Affairs, and Communications due to making benefit from aforementioned amount.

ICC decided partially in favor of the Company in March 2012 and ordered that deductions committed by the Company between the years 2006 - 2010 from the Treasury Share are rightful, and ICTA should refund TL 1,371 (equivalent to $674 as at 30 September 2013) paid by the Company in this respect as Treasury Share and ICTA fee and reject the Company’s claim to refund TL 273 (equivalent to $134 as at 30 September 2013) paid as ICTA fee between 2006 - 2008. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed a lawsuit for cancellation of the Final Award. The lawsuit initiated by ICTA has been consolidated by the court with the lawsuit initiated by Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications. The court rejected both lawsuits. ICTA and Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements prepared as at and for the period ended 30 September 2013 (31 December 2012: None).

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged administrative fine of TL 68,201 (equivalent to $33,527 as at 30 September 2013). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment notification and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The Court cancelled decision of the Ministry of Industry and Trade on 8 June 2010. Ministry of Industry and Trade appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Council of State rejected the Company’s request for the correction of the decision. The Local Court will make a decision regarding the reversal decision of Council of State.

On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $33,527 as at 30 September 2013) with respect to the decision of Ministry of Industry and Trade. The Court decided to accept the case. Tax Administration appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Council of State rejected the Company’s request for the correction of the decision request.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Ministry of Industry and Trade (continued)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Penalty of ICTA on value added services

On 1 March 2010, ICTA decided to initiate an investigation against the Company upon administrative fine of TL 31,822 (equivalent to $15,643 as at 30 September 2013) is revoked by the Ministry of Industry and Trade on the ground that the Company did not refund the subscribers who are unsubscribed in the period and did not demand content and this is contrary to the article 11/A of the law numbered 4077. The investigation report has been sent to the Company and the Company has submitted its written defense to ICTA.

On 13 January 2011, ICTA decided to apply administrative fine of TL 748 (equivalent to $368 as at 30 September 2013). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 561 (equivalent to $276 as at 30 September 2013) was made on 17 February 2011.

Dispute of Astelit with its distributor

Astelit and one of its distributors entered into an agreement for the sale of Astelit’s inventory to third parties. Under this agreement, the sale of products had to be performed within 30 days after delivery and the proceeds that are gained from these sales, had to be transferred to Astelit after excluding distributor’s commissions. However the distributor violated its obligations for indebtedness for received, due but unpaid products.

Despite this fact, the distributor filed a lawsuit against Astelit claiming a compensation in the amount HRV 106,443 (equivalent to $13,317 as at 30 September 2013), which is allegedly the sum of advance payment for undelivered goods. In the course of court proceedings, Astelit made a counterclaim for the recovery of indebtedness in the amount of HRV 35,292 (equivalent to $4,415 as at 30 September 2013).

The Court of First Instance in Kyiv rejected the claim of the distributor but on the other hand accepted the counterclaim of Astelit. Subsequently, The Appeal Court of Kyiv reversed the decision of the Court of First Instance and rejected the claim of Astelit but accepted the claim of the distributor. The resolution of the High Commercial Court of Ukraine dated 20 October 2009 remained unaltered the appellate court’s ruling. Thereafter, Astelit filed a lawsuit against this decision before the Supreme Court of Ukraine, which is the supreme and final degree of jurisdiction against the resolution of the High Commercial Court of Ukraine.

In December 2009 the Supreme Court of Ukraine has reversed the previous court decisions and forwarded the file to the Court of First Instance in Kyiv to other judges for new legal proceedings. New legal proceedings started in February 2010. The Court decided to obtain an expert report from an expertise by specially authorized Kyiv research institute in order to define real indebtedness. After obtaining the expert report, the Court of First Instance in Kyiv accepted the counterclaim in favor of Astelit. Distributor appealed the decision. Appeal Court of Kyiv approved the decision on 24 November 2011. Thus the decision became effective.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute of Astelit with its distributor (continued)

One of the banks in Ukraine (as a third party in the case) appealed the decision before High Commercial Court of Ukraine. As former guarantor and creditor of the distributor, the bank used its right to prevent any possible negative consequences on it, by appealing the decision. On 26 March 2012, the High Commercial Court of Ukraine approved the previous court decisions. According to Ukrainian legislation, the distributor or the bank had a right to appeal the decision before Supreme Court of Ukraine within three months from the date of judgement of the High Commercial Court of Ukraine. However neither the distributor nor the Bank used their right.

Management believes that such conclusion of the courts has proper legal basis. Accordingly, the Company has not recorded any accruals with respect to this matter in its condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Dispute of Astelit related to withholding tax on interest expense

Ukrainian Tax Administration sent a tax notice to Astelit stating that withholding tax rate on interest expense for the loan agreement with Euroasia should be 10% for the year 2009. According to Ukrainian legislation and Convention on avoiding double taxation between Ukraine and the Netherlands, Astelit paid withholding tax at 2%. Astelit filed a suit to cancel tax notice, which imposed Astelit to pay additional HRV 11,651 (equivalent to $1,458 as at 30 September 2013). The Administrative Court accepted the case in favor of Astelit. On 10 March 2011, the Appeal Court of Kyiv approved the decision. Ukrainian Tax Administration appealed the decision. The High Administrative Court of Ukraine postponed the date of the hearing. The Court has not set the date of next hearing yet.

Based on the management opinion, provision amounting to HRV 27,089 (equivalent to $3,389 as at 30 September 2013) is set for the risks belonging to years 2009, 2010, 2011 and 2012 in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: $3,389).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on VAT and SCT regarding Shell & Turcas Petrol AS campaign

The Company and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are not calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $597 as at 30 September 2013) and tax penalty of TL 1,822 (equivalent to $896 as at 30 September 2013) and VAT amounting to TL 874 (equivalent to $430 as at 30 September 2013) and tax penalty of TL 1,315 (equivalent to $646 as at 30 September 2013). On 16 September 2009, the Company filed lawsuits for the cancellation of the tax penalty. The court decided to accept the case. Tax Administration appealed the decisions. The appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None)

Lawsuit initiated by Mep Iletisim ve Dis Ticaret AS

On 31 December 2008, Mep Iletisim ve Dis Ticaret AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $31,462 as at 30 September 2013) due to the applications of the Company and requested TL 1,000 (equivalent to $492 as at 30 September 2013) and remaining amount to be reserved. An expert report from committee of experts appointed by the Court has been submitted to the Court. The Court decided to obtain a supplementary report from the same committee. In the supplementary expert report submitted to the file by the committee, the damages amounting to TL 64,000 (equivalent to $31,462 as at 30 September 2013) claimed by Mep Iletisim ve Dis Ticaret A.S. was calculated as TL 16,700 (equivalent to $8,210 as at 30 September 2013). Mep Iletisim ve Dis Ticaret AS increased its claim and demanded TL 16,700 (equivalent to $8,210 as at 30 September 2013) from the Company. The Court decided to obtain an expert report together with the second lawsuit consolidated to this file. The expert report is against the Company. The Court decided to obtain another supplementary report from the same committee. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain and a reliable estimate of the amount of the obligation, if any, cannot be made; thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Decisions of ICTA on tariff plans

On 15 November 2009, ICTA notified that the Company has changed the conditions of a tariff plan after the launch and shall reimburse overcharged amounts to the subscribers. On 1 February 2010, the Company initiated a lawsuit for stay of execution and the cancellation of the decision of ICTA. The Court rejected the Company’s stay of execution request. The Company objected to this decision. The Court rejected the objection request of the Company. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decisions of ICTA on tariff plans (continued)

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $7,698 as at 30 September 2013) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

On 17 May 2010, ICTA decided to impose TL 802 (equivalent to $394 as at 30 September 2013) administrative fine against the Company on the ground that one of the tariff option of the Company contradicts the board decision which sets lower limit to the on-net tariffs. The payment was made within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 601 (equivalent to $295 as at 30 September 2013) as fine on 21 June 2010. Besides, the Company filed a lawsuit on 21 July 2010 in request for the cancellation of fine. The Court overruled the stay of execution request and the Company objected to this decision. The Court rejected the objection request of the Company. The Court rejected the lawsuit. The Company appealed the decision. The state of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

On 8 March 2010, ICTA informed the Company that an investigation took place on another tariff plan. As a result of the investigation, ICTA decided to apply administrative penalty amounted TL 26,483 (equivalent to $13,019 as at 30 September 2013) to the Company on 22 September 2010. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 19,862 (equivalent to $9,764 as at 30 September 2013) is paid as a fine on 7 December 2010. The Company initiated a lawsuit to suspend the execution of administrative fine and cancellation, on 10 December 2010. The Court overruled the stay of execution request and the Company objected to this decision. On 17 February 2011, the Regional Ankara Administrative Court accepted the objection and decided to suspend the execution. ICTA reimbursed the paid amount on 30 March 2011. The Court rejected the case. The Company appealed the decision.

Amount to be reimbursed to the subscribers is calculated as TL 13,432 (equivalent to $6,603 as at 30 September 2013) for the year 2010 and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2010. Reimbursement to subscribers was made in February 2011 amounting to TL 7,137 (equivalent to $3,509 as at 30 September 2013). As a result of the aforementioned Court decision for the stay of execution dated 17 February 2011, the Company decided not to reimburse remaining TL 6,295 (equivalent to $3,095 as at 30 September 2013). Ankara 14th Administrative Court rejected the case on 13 December 2012 and the Company appealed the decision.

No provision is recognized for the administrative fine which was imposed by ICTA and for the amounts which have not been reimbursed to the subscribers yet; after the Court decision taken on 17 February 2011; in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Decision of ICTA regarding telephone directory and unknown numbers service

On 7 July 2010, ICTA decided to fine the Company by TL 401 (equivalent to $197 as at 30 September 2013) and transfer back all kinds of software, hardware, infrastructure and equipment which make available the telephone directory and unknown numbers service to the ownership of the Company from its wholly owned subsidiary on the ground that ownership of the whole system related to telephone directory and unknown number service is not pertain to the Company. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 301 (equivalent to $148 as at 30 September 2013) as fine on 7 September 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decision of ICTA regarding telephone directory and unknown numbers service (continued)

The Company filed a lawsuit on 22 September 2010 for the stay of execution and cancellation of the administrative fine. The Court overruled the stay of execution request of the Company and the Company objected to this decision. The Court rejected the lawsuit. The Company appealed the decision. The State of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Dispute with the Competition Board regarding the business practices with distributors

On 11 November 2009, Competition Board decided to initiate an investigation against the Company on the ground that the Company, through its applications to its distributors, violates the related clauses of the Competition Act numbered 4054. Within the context of the investigation, the Company submitted its statement of defense. The investigation took place as an on-site examination and inspection in March 2010. The Competition Board decided to examine the claims of Vodafone regarding this investigation within the context of this file. Besides, the Company’s action concerning abuse of dominant position in the wholesale or retail market of simcard, unit card, digital unit, activation and other subscriber services by obstructing the activity of Avea is examined in the context of this investigation and Avea is accepted as a complainant. Investigation report is submitted to the Company in August 2010 and the Company submitted its defense statement to the Board. Additional Written Opinion is submitted to the Company in February 2011 and the Company submitted its written defense to Additional Written Opinion within the due date. The Company submitted its verbal defense to Competition Board on 31 May 2011.

On 9 June 2011 Competition Board clarified its decision that the Company violates competition rules in GSM market and fined the Company amounting to TL 91,942 (equivalent to $45,198 as at 30 September 2013). On 8 December 2011, the Company filed a lawsuit for annulment of the decision. The Company has requested a stay of execution for the Competition Board decision. The Council of State accepted the request of the Company for stay of execution for the part of the Competition Board decision fining the Company amounting to TL 91,942 (equivalent to $45,198 as at 30 September 2013) but rejected the request for the parts of the decision determining that the Company abused its dominant position with its practices subject to the Competition Board decision and have to end the violation. The Competition Board objected to the decision. The Company objected to the decision for the rejected part. The lawsuit is still pending. On 9 March 2012, payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for cancellation of the payment order on 13 March 2012. The Court accepted the Company’s stay of execution request until the Tax Office’s legal argument is submitted to the Court. Upon submission of the Tax Office’s legal argument to the Court, the Court rejected the request of the Company for stay of execution. The Company objected to the Court’s decision. The objection was dismissed. The Company requested a stay of execution for the second time but the Court rejected the request. The Company objected to the Court’s decision, but the objection was dismissed. Subsequently, the Court accepted the lawsuit and cancelled the payment order.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Competition Board regarding the business practices with distributors (continued)

The Company’s deposit amounting to TL 91,942 (equivalent to $45,198 as at 30 September 2013) is blocked by the Tax Office with respect to the payment order. Tax Office appealed the decision. The Company replied the appeal request.

Pamuk Elektronik, a former dealer of the Company whose contract have been terminated, initiated a lawsuit against the Company on 19 December 2011 claiming TL 2,100 (equivalent to $1,032 as at 30 September 2013) by reserving its rights for surpluses on the ground that the Company caused that damage by unjust termination of the contract and actions which are stated in the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $45,198 as at 30 September 2013) administrative fine to the Company. The Company replied in due time. On 19 April 2012, the court decided to reject the lawsuit with the reason that the dispute must be solved with arbitration procedure because of the term in the agreement. Pamuk Elektronik appealed the case. The Company submitted its answer to the appeal. Appeal process is still pending.

Dogan Dagitim AS filed a lawsuit against the Company on 5 June 2012 claiming TL 110,484 (equivalent to $54,313 as at 30 September 2013) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $45,198 as at 30 September 2013) administrative fine to the Company. The lawsuit is pending.

Mep Iletisim ve Dis Ticaret AS which is in liquidation filed a lawsuit against the Company on 30 July 2012 claiming TL 1,200 (equivalent to $590 as at 30 September 2013) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $45,198 as at 30 September 2013) administrative fine to the Company. The Court decided to consolidate this lawsuit with the first lawsuit initiated by Mep Iletisim ve Dis Ticaret AS on 31 December 2008.

Mobiltel Iletisim Hizmetleri Sanayi ve Ticaret AS (“Mobiltel”) filed a lawsuit against the Company on 17 August 2012 claiming TL 500 (equivalent to $246 as at 30 September 2013) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company gives exclusive competence to its sub-dealers and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $45,198 as at 30 September 2013) administrative fine to the Company and that Mobiltel was not able to sale any product to the sub-dealers which were given exclusive competence by the Company. The lawsuit is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Competition Board regarding the business practices with distributors (continued)

Avea filed a lawsuit against the Company on 31 October 2012 claiming TL 1,000 (equivalent to $492 as at 30 September 2013) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $45,198 as at 30 September 2013) administrative fine to the Company. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligations are less than probable, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Investigation of ICTA based on the complaint of a subscriber

ICTA decided to initiate an investigation through its decision dated 12 May 2010 based on the complaint of Ozalp Insaat Pazarlama Tic. Ltd. Sti., and requested certain information and documents from the Company. The Company provided its response related to the matter to ICTA. Investigation report is notified to the Company and the Company has submitted its defense statement to ICTA within the due date.

On 13 January 2011, ICTA decided to impose administrative fine to the Company amounting to TL 8,016 (equivalent to $3,941 as at 30 September 2013) for making some subscribers suffer and TL 2,004 (equivalent to $985 as at 30 September 2013) for misinforming the Authority. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 7,515 (equivalent to $3,694 as at 30 September 2013) is made on 17 February 2011. The Company filed two lawsuits on 14 March 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution requests have been rejected in the lawsuits. The Company objected to the decisions. The objections were rejected. The Courts dismissed both cases. The Company appealed both cases. The State of Council rejected the Company’s stay of execution requests, during the appeal process. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by ICTA regarding breaching confidentiality of personal data and relevant legislation which is launched by ICTA

ICTA decided to launch preliminary investigation on breaching confidentiality of personal data and relevant legislation, within the context of the news in the press regarding unlawful wiretapping. ICTA authorities made an on-site inspection in July 2010. On 22 September 2010, ICTA decided to launch an investigation against the Company for detailed examination of the matter. Information and documents requested by ICTA were submitted to the ICTA. In January 2011, investigation report was sent to the Company. The Company submitted its written defense within the due date. ICTA, with its decision which was delivered to the Company on 6 June 2011, decided to impose an administrative fine to the Company amounting to TL 11,225 (equivalent to $5,518 as at 30 September 2013). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 8,418 (equivalent to $4,138 as at 30 September 2013) was paid on 5 July 2011. On 24 August 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the case. The Company appealed the decision. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal process is still pending.

Dispute on treasury share in accordance with the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of treasury share has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for treasury share stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $50,462 as at 30 September 2013) and interest amounting to TL 68,276 (equivalent to $33,564 as at 30 September 2013) till to the date the case is filed. The Administrative Court rejected the case with the reason that there is not any definite and executable process and the Company appealed the decision. The Council of State rejected the appeal request. The Company requested correction of the decision. The Council of State rejected the Company’s request for the correction of the decision.

On 26 August 2013, the Company filed a lawsuit before ICC against Undersecretariat of Treasury. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on treasury share in accordance with the amended license agreement (continued)

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting treasury share, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. On 10 March 2009, the Court rejected the case. The Company appealed the decision. Appeal process is still pending.

Dispute on ICTA fee payment based on the amended license agreement

On 21 June 2006, ICTA notified the Company that the ICTA fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $1,972 as at 30 September 2013) and its accrued interest. The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. The Council of State reversed the decision with the reason that the case shall be settled by arbitration. ICTA applied for the correction of the decision. The Company received the related principal amount of TL 4,011 (equivalent to $1,972 as at 30 September 2013) on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. Upon the reversal decision of the Council of State, ICTA re-claimed the aforementioned amount which returned to the Company in accordance with the first instance court decision. The Company paid back the aforementioned amount with its accrued interest on 24 January 2013.

On the other hand, as the interest was not paid with the payment that ICTA made on 8 February 2010, the Company initiated a lawsuit on 17 March 2010, for the accrued interest amounting to TL 3,942 (equivalent to $1,938 as at 30 September 2013) for the time being devoid of the amount which was paid to the ICTA. The Court decided in favor of the Company for the part of TL 1,392 (equivalent to $684 as at 30 September 2013) of the compensation request. ICTA appealed the decision. The Company also appealed the decision’s rejected part. The appeal process is still pending. The Company received the aforementioned amount on 18 May 2011 and recorded as income in the consolidated financial statements as at and for the year ended 31 December 2011. Upon the re-pay request of the ICTA, the Company paid back the aforementioned amount on 24 January 2013.

Penalty issued to Turkcell Superonline regarding trenching activities

On 13 January 2011 and 28 October 2011 Ankara Municipality issued penalties of TL 8,863 (equivalent to $4,357 as at 30 September 2013) and TL 235 (equivalent to $116 as at 30 September 2013) to Turkcell Superonline related to trenching activities.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Penalty issued to Turkcell Superonline regarding trenching activities (continued)

Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalties. Request of Turkcell Superonline regarding stay of execution was rejected. Turkcell Superonline objected the decision. The objections related to penalty issued on 13 January 2011 amounting to TL 8,863 (equivalent to $4,357 as at 30 September 2013) were also rejected by Regional Administrative Court. In addition, Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalty which was issued on 28 October 2011 amounting to TL 235 (equivalent to $116 as at 30 September 2013); request of Turkcell Superonline regarding execution of suspension was rejected.

The case that is filed before the Ankara Administrative Courts for the annulment of penalties has been concluded. According to the decision which has been notified to Turkcell Superonline on 31 July 2012, penalties amounting to TL 9,098 (equivalent to $4,473 as at 30 September 2013) have been cancelled by the court. Ankara Metropol Municipality appealed the decision.

Order of payment notified to Turkcell Superonline according to universal service fund

On 24 October 2011, Beykoz Tax Administration notified Turkcell Superonline with an order of payment amounting to TL 1,192 (equivalent to $586 as at 30 September 2013) for insufficient payments made by Superonline Uluslararasi for universal service fund related to years of 2005, 2006, 2007 and 2008. Four legal cases have been filed as of 31 October 2011 to revoke payment orders. Based on the management decision, TL 1,203 (equivalent to $591 as at 30 September 2013) was paid on 7 December 2011 with its accrued interest. On 21 December 2011, based on the scope of Share Purchase Agreement, Turkcell Superonline sent a notice in order to receive payment from Demir Toprak Ith.Ihr. ve Tic. AS, Sınai ve Mali Yatirimlar Holding AS and Endustri Holding AS. No payment has been received as of 30 September 2013. Said payment shall be reimbursed in case of execution of suspension or the Court’s decision in favor of Turkcell Superonline. On 28 November 2012, two of the said order of payment, each amounting to TL 330 (equivalent to $162 as at 30 September 2013) and TL 450 (equivalent to $221 as at 30 September 2013) have been cancelled in favor of Turkcell Superonline which were notified on 23 January 2013 and 28 January 2013, respectively. The said cancellation decisions are appealed by Beykoz Tax Administration. Also, the case of order of payment, amounting to TL 354 (equivalent to $174 as at 30 September 2013), was rejected. The notification of this decision was received on 19 July 2013 and Turkcell Superonline appealed the decision.

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the SMS terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $3,186 as at 30 September 2013) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Avea on SMS interconnection termination fees (continued)

Supreme Court of Appeal reversed the judgment of the Local Court. The Company has applied for the correction in terms of justification of the decision for the Supreme Court’s reversal decision. Avea has also applied for the correction of the decision. Supreme Court rejected the request for correction of the decision of Avea, and partially accepted the Company’s demand. On 13 December 2011, the Local Court decided to accept the lawsuit again. The Company appealed the decision. Appeal process is still pending.

The Company has paid the principal of TL 6,480 (equivalent to $3,186 as at 30 September 2013), late payment interest of TL 5,103 (equivalent to $2,509 as at 30 September 2013) and related fees of TL 524 (equivalent to $258 as at 30 September 2013) on 30 March 2009.

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

Moreover, the Company applied to ICTA for the determination SMS interconnection termination fees and starting from 23 March 2007, the Company has applied the SMS interconnection termination fees announced by ICTA until January 2009. ICTA determined new SMS termination rate in January 2009 upon the application of Avea.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Dispute with T-Medya

Arbitration procedures regarding three real estates which are in the ownership of the Company in Izmir, Adana and Ankara, are commenced with the letter dated 13 August 2010 against T-Medya who is the lessee of the real estates and delinquent for the period between 2003-2010 rental period, to collect the unpaid rentals and its accrued interest in the amount of TL 8,914 (equivalent to $4,382 as at 30 September 2013). The arbitration processes are still pending. The arbitral tribunal decided to extend arbitration process until 8 October 2013. T-Medya has confirmed its payables subject to the case with a letter of undertaking, which was presented to the Company in February 2013. The Company presented the letter of undertaking to the arbitral tribunal and requested the decision. The arbitral tribunal decided to extend arbitration process until 8 November 2013.

The bad debt reserve for the receivable amount of TL 6,418 (equivalent to $3,155 as at 30 September 2013) for T-Medya has been reversed in the condensed interim consolidated financial statements of the Company as at and for the period ended 30 September 2013 with respect to the letter of undertaking given by T-Medya.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA upon a complaint of subscriber on international roaming campaigns

On 30 December 2010, ICTA launched an investigation upon a complaint of a consumer regarding the Company’s billing and pricing practices. ICTA looks over the pricing and billing problems stem from the international roaming campaigns within 2009 and 2010. ICTA requested information about the campaigns and the Company submitted its explanations on the issue to ICTA. On 5 July 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

ICTA notified the Company on 26 January 2012, to impose an administrative fine amounting to TL 6,847 (equivalent to $3,366 as at 30 September 2013). Since the administrative fine was paid on 24 February 2012 within 1 month following the notification of the decision of ICTA, 25% discount was applied.

Investigation initiated by ICTA regarding number portability

On 26 January 2011, ICTA launched an investigation regarding “rejection of number portability requests” and “compatibility of reasons to those rejections with Number Portability Regulation”. On 23 May 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within due the date.

On 27 October 2011, ICTA decided to impose administrative fine to the Company amounting to TL 981 (equivalent to $482 as at 30 September 2013) for acting incompatibility to the “rejection of number portability requests” and TL 2,004 (equivalent to $985 as at 30 September 2013) for giving false information the Authority. Since the administrative fine was paid on 25 January 2012 within 1 month following the notification of the decision of ICTA, 25% discount was applied.

Investigation initiated by ICTA upon complaint of subscriber of data tariffs’ charging

On 9 March 2011, ICTA opened an investigation upon a complaint of a consumer regarding the Company’s miss charging of data tariffs. On 6 June 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

ICTA notified the Company on 3 October 2011, to impose an administrative fine amounting to TL 1,645 (equivalent to $809 as at 30 September 2013). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 1,234 (equivalent to $607 as at 30 September 2013) was made on 1 November 2011. The Company filed a lawsuit on 2 December 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution request has been rejected. The Company objected to the decision. The Regional Ankara Administrative Court rejected the objection. The Court rejected the case. The Company appealed the decision. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA regarding the Company’s compatibility to ICTA’s regulations and decisions

On 17 February 2011, ICTA launched an investigation on compatibility of the Company to the regulation: “Terms and Conditions on Updating Subscribers Records and Subscription Processes of End Users”, and ICTA’s decision on limitation of number of subscriptions, dated 27 October 2009. On 23 March 2011, ICTA carried out an inspection in the Company. On 26 September 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date. According to the decision taken by ICTA on 21 March 2012, the Company was fined a total amount of TL 8,173 (equivalent to $4,018 as at 30 September 2013) for not complying with aforementioned and relevant regulations. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 6,129 (equivalent to $3,013 as at 30 September 2013) was paid on 5 June 2012.

Investigation of ICTA on the implementation of article 18 of “By-law on Consumer Rights in the Electronic Communications Sector”

On 22 February 2011, ICTA decided to investigate compatibility of Company’s practices regarding the “cancellation procedure” which is regulated at article 18 of the By-law on Consumer Rights in the Electronic Communications Sector. Investigation Report is submitted to the Company and the Company submitted its defense statement to ICTA within the due date.

ICTA, with its decision which was notified to the Company on 19 August 2011, decided to impose an administrative fine amounting to TL 11,442 (equivalent to $5,625 as at 30 September 2013). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 8,581 (equivalent to $4,218 as at 30 September 2013) is paid in total on 15 September 2011. On 18 October 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the request of the Company for stay of execution. The Company objected to the decision. The objection was dismissed. The court rejected the lawsuit. The Company appealed the decision. The Council of State rejected the Company’s request for stay of execution during the appeal process. Appeal process is still pending.

On the other hand, ICTA, with its decision which was notified to the Company on 1 February 2013, imposed another administrative fine amounting to TL 1,000 (equivalent to $492 as at 30 September 2013) about the Company’s practices regarding the “subscription cancellation procedure”. Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 750 (equivalent to $369 as at 30 September 2013) is paid in total on 15 March 2013. On 1 April 2013, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court decided to analyze the Company’s stay of execution request after ICTA submits its plea of defense. The Court rejected the Company’s request for stay of execution. The Company objected to this decision. The objection was rejected. The lawsuit is pending.

Investigation of ICTA regarding access failures on emergency call services

On 16 June 2011, ICTA decided to initiate an investigation in order to evaluate the Company’s access failures realized on emergency call services which are deemed as critically important for end-users.  Investigation Report is submitted to the Company on 28 December 2011 and the Company submitted its defense statement to ICTA within the due date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA regarding access failures on emergency call services(continued)

On 26 June 2012, ICTA decided to impose administrative fine to the Company amounting to TL 1,809 (equivalent to $889 as at 30 September 2013) with the reasons that the Company has not given priority to the failures and has not given the requested information for the investigation in due time.

Since the administrative fine was paid within 1 month beginning from the notification of the decision of ICTA, 25% discount was applied and TL 1,357 (equivalent to $667 as at 30 September 2013) was paid on 3 October 2012. The Company filed two lawsuits on 5 November 2012 for the stay of execution and cancellation of the decision. The Court rejected the Company’s stay of execution demand on the file opened for the cancellation of the administrative fine which was imposed to the Company with the reason that the Company has not given priority to fix the failures. The Company objected to the decision, but objection was rejected. In the other lawsuit, initiated for the cancellation of the administrative fine which was imposed to the Company for not giving the requested information for the investigation in due time, the Court rejected the Company’s stay of execution request. The Company objected to the decision. The objections were rejected.

Investigation of ICTA regarding 3G advertisements

On 7 July 2011, ICTA decided to initiate an investigation in order to evaluate whether 3G related advertisements of the Company violates ICTA’s decision prohibiting GSM operators not to make comparative 3G advertisement. On 16 August 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

On 27 October 2011, ICTA decided to impose administrative fine to the Company amounting to TL 106 (equivalent to $52 as at 30 September 2013) for violating ICTA’s decision prohibiting GSM operators not to make comparative 3G advertisement. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 80 (equivalent to $39 as at 30 September 2013) was paid on 20 December 2011.

Investigation of ICTA regarding “Atlas of Places Only Turkcell Covers” distributed with Tempo magazine

On 2 November 2011, ICTA decided to initiate an investigation regarding “Atlas of Places Only Turkcell Covers” which locations marked on the map of Turkey with “only” Turkcell coverage. ICTA decided to evaluate the advertisement whether the public and consumers are being misinformed or not.

On 21 March 2012, Investigation Report was submitted to the Company. The Company submitted its defense statement to ICTA within the due date. ICTA, with its decision which was notified to the Company on 6 August 2012, decided to impose an administrative fine amounting to TL 1,635 (equivalent to $804 as at 30 September 2013). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 1,226 (equivalent to $603 as at 30 September 2013) was paid on 4 September 2012. The Company filed a lawsuit on 2 October 2012 for stay of execution and for the annulment of the decision. The court rejected the stay of execution request. The company objected the decision. The objection was rejected. The court rejected the lawsuit. The Company will appeal the decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to numbers beginning with 444

The Company filed a lawsuit on 25 April 2008 against Turk Telekom to collect TL 1,777 (equivalent to $874 as at 30 September 2013) including principal, overdue interest and delay fee which has been collected by Turk Telekom within the period of March 2007 - February 2008 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff.

The Court decided in favor of the Company on 23 March 2011. Turk Telekom appealed the decision and the Company replied the appeal request. The Court of Cassation approved the decision of the First Instance Court. Turk Telekom applied for the correction of the decision. The Company replied this request. The Court of Cassation rejected the correction of the decision request and the decision is finalized.

The Company filed an enforcement proceeding on 12 May 2011 against Turk Telekom to collect TL 11,511 (equivalent to $5,659 as at 30 September 2013) including principal amounting to TL 8,024 (equivalent to $3,945 as at 30 September 2013), overdue interest amounting to TL 2,343 (equivalent to $1,152 as at 30 September 2013) and late payment fee amounting to TL 1,144 (equivalent to $562 as at 30 September 2013) which has been collected by Turk Telekom within the period of March 2008 - March 2010 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. Turk Telekom objected the enforcement proceeding and the enforcement proceeding has been held. The Company filed a lawsuit for cancellation of objection on 13 September 2011 against Turk Telekom. The Court decided to obtain an expert report for calculating the claim. The expert report which is in favor of the Company is served. The case is still pending.

Turk Telekom, filed thirteen enforcement proceedings to collect the total amount of TL 31,682 (equivalent to $15,575 as at 30 September 2013) composed of principle, overdue interest and delay fee which was unpaid by the Company because of the overly accrue by Turk Telekom for the calls terminated at the numbers in form of “444 XX XX” and videocall, data reconciliation and 118-32 service invoice costs for periods of April 2010-November 2011. The Company objected the enforcement proceedings. Turk Telekom filed eight nullity of objection lawsuits for the eight enforcement proceedings claiming the total amount of TL 21,359 (equivalent to $10,500 as at 30 September 2013) composed of principle, overdue interest and delay fee with enforcement proceeding denial compensation which is 40% of the receivable balance. Upon examination of three of the lawsuits, the First Instance Court decided to consolidate the lawsuits under the first lawsuit initiated by Turk Telekom. The court decided to obtain expert reports in two lawsuits. The expert reports are in favour of the Company. The court decided to obtain supplementary expert reports. The supplementary expert reports are also in favour of the Company. On the other hand, in the first lawsuit initiated by Turk Telekom, the court decided to obtain an expert report. Two of the lawsuits are rejected in favor of the Company; however the other cases are still pending. Turk Telekom appealed those aforementioned two cases. The Company replied this request.

On 7 December 2011, Turk Telekom initiated a lawsuit on the ground that the Company did not direct the calls in form of “444 XX XX” to Turk Telekom and terminated at its own network and requested TL 1,000 (equivalent to $492 as at 30 September 2013) monetary compensation by reserving its right for surpluses. The court decided to obtain an expert report. Expert report is in favor of the Company. The Court decided to obtain a supplementary expert report.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to Volume-Based Discount Agreement

The Company and Turk Telekom have signed the “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. However, Turk Telekom did not apply the discount for the period between January-April 2011. The Company filed a lawsuit on 23 February 2012 to collect TL 4,530 (equivalent to $2,227 as at 30 September 2013) including principal, overdue interest and delay fee which has been overly collected by Turk Telekom within the period of January-April 2011 in contravention of the rules of “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. At the hearing dated 18 December 2012 the court decided in favor of the Company for the part of TL 640 (equivalent to $315 as at 30 September 2013) and rejected the remaining part. The Company appealed the decision’s rejected part and Turk Telekom appealed the decision’s accepted part. The Company replied the appeal request of Turk Telekom.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Dispute with MTN

In 2004, the Company was awarded Iran’s first private GSM license through an international tender. Subsequently the Company was barred from concluding its license arrangement, and Iran entered into a license agreement with the South Africa based operator MTN, instead of the Company. With respect to newly received information by the Company indicating that the signing of the license agreement with MTN instead of the Company was a consequence of MTN’s actions at that time. In light of the harm caused by MTN’s actions to both the Company and to its shareholders, the Company filed a lawsuit against MTN on 28 March 2012 seeking the compensation of such damages.

Considering extensive business dealings of both companies in the United States and due to the allegations that MTN breached rules of international law, the lawsuit has been filed in United States District Court for the District of Columbia. The lawsuit has been withdrawn in order for filing it at another jurisdiction.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with ICTA regarding annual radio utilization fees

The Company filed a lawsuit before ICC in April 2012, claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on annual utilization fees deducted from the prepaid subscribers and return of overpaid TL 5,852 (equivalent to $2,877 as at 30 September 2013) treasury share for the period between August 2011 and February 2012. The Tribunal has partially accepted the case in favor of the Company and awarded that the Company is entitled to receive overpaid treasury share amounting TL 4,100 (equivalent to $2,016 as at 30 September 2013) together with simple legal interest. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed a lawsuit for cancellation of the Final Award. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013 (31 December 2012: None).

Investigation of ICTA regarding campaign notifications

On 2 July 2012, ICTA decided to initiate an investigation regarding some of the tariffs and campaigns of the Company applied in 2011. ICTA decided to evaluate whether these tariffs and campaigns were consistent with tariff notification procedures and regulations or not. Investigation period has been determined as 4 months. On 30 October 2012, Investigation Report was submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

Investigation of the Competition Board regarding vehicle tracking services

The decision of the Competition Board based on a preliminary investigation dated 2 April 2008, on which there are no findings of an infringement of competition rules, regarding exclusive vehicle tracking services of the Company, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the issue. The preliminary investigation report has been sent to the Company on 31 July 2012 and the investigation took place as on-site examinations and inspections. The Company has submitted all its written defenses to the Competition Board within due dates and an oral hearing has been requested to submit Company’s further defences.

Administrative fine imposed by the ICTA regarding base stations

Istanbul Regional Directorate of ICTA, has decided to impose an administrative fine to the Company in the amount of TL 2,057 (equivalent to $1,011 as at 30 September 2013), on the ground that the measurement reports of 484 base stations was not submitted to the ICTA by the Company in the 30-day period pursuant to the regulations, after commissioning of systems are activated. The Company filed a lawsuit on 25 April 2008 for stay of execution and for the annulment of the decision. The court rejected the lawsuit. The Company appealed the decision. The Council of State reversed the first instance court’s decision on the ground that Istanbul Regional Directorate of ICTA has not been authorized to impose aforementioned administrative fine. The Court of First Instance decided to accept the lawsuit in accordance with the reversal decision of The Council of State. ICTA appealed the decision. The Company replied the appeal request. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Administrative fine imposed by the ICTA regarding base stations (continued)

Then the ICTA gave the same decision with the Regional Directorate gave before and imposed an administrative fine to the Company in the amount of TL 2,057 again (equivalent to $1,011 as at 30 September 2013) pursuant to the regulations in force in the relevant time by its decision which was notified to the Company on 5 December 2012. The Company filed a lawsuit for stay of execution and for the annulment of the decision. The Court rejected the Company’s request. The Company objected to the decision. The objection was also rejected.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,542 (equivalent to $758 as at 30 September 2013) was paid on 3 January 2013.

Inspection Regarding ICTA decision on automatically renewed periodic services

The Company has been inspected in order to determine whether it operates in accordance to former decisions of ICTA Board on automatically renewed periodic services. The report regarding the inspection has been sent to the Company on 30 October 2012. The Company has submitted its written and oral defence within due dates. After defence proceedings, ICTA decided that the Company didn’t send the mandatory messages to the subscribers in most of the automatically renewed periodic services and imposed a fine amounting TL 1,666 (equivalent to $819 as at 30 September 2013). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,250 (equivalent to $614 as at 30 September 2013) was paid on 22 February 2013.

Tax penalty as a result of tax investigation regarding deduction of Investment Incentive in Corporate Tax Base Calculation of the year 2007

Investment incentive amount taken into consideration for 2007 fiscal years’ corporate tax calculations were investigated by Fiscal authority. It is mandatory that aforementioned exclusions driven from investment expenditures which reduce corporate tax base shall be in economic and technical integrity with investments which began before the date of 31 December 2005. As a result of the tax investigation, it was assessed that the investment expenditures which are not included in Investment Incentive Certificate numbered 4559 were a part of our general network investments; therefore it was claimed that these mentioned expenditures should be considered as unrelated with the investment projects in progress as of 31 December 2005. As a result, it was claimed that those certain amounts of investment expenditures should not be taken into account in order to reduce corporate tax base. Tax investigation report, notices for tax assessment amounting TL 14,548 (equivalent to $7,152 as at 30 September 2013) and related penalty amounting TL 21,822 (equivalent to $10,728 as at 30 September 2013) were notified to the Company on 27 December 2012.

On 24 April 2013, the Company reconciled with fiscal authority to pay tax assessment with 30% of discount amounting TL 10,184 (equivalent to $5,006 as at 30 September 2013) and related interest amounting TL 11,156 (equivalent to $5,484 as at 30 September 2013). Tax penalty amounting TL 21,822 (equivalent to $10,728 as at 30 September 2013) was nullified. Total amount was paid on 24 May 2013.

Based on the management opinion, the Company had accrued a provision amounting to TL 29,874 (equivalent to $14,686 as at 30 September 2013) in the consolidated financial statements prepared as at and for the year ended 31 December 2012. After the reconciliation with the fiscal authority provision amounting to TL 8,534 (equivalent to $4,195 as at 30 September 2013) has been recorded as income in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on termination of agreements with A-Tel

The Service Provider Agreement dated 9 July 1999 and Distributor Agreement dated 1 August 1999 signed between Turkcell and A-Tel, a company dealing with distribution and sale of the prepaid lines and owned equally by Turkcell and SDIF as of 30 September 2013, have been terminated by Turkcell effective from 1 August 2012. After this termination, SDIF filed a lawsuit and reserving its rights for surpluses, requested TL 131,880 (equivalent to $64,831 as at 30 September 2013) compensation and interest to be calculated from 1 August 2012, for its alleged loss occurred from termination of the agreements. The lawsuit is still pending.

Additionally, SDIF requested provisional seizure to prevent transfer of Turkcell shares in A-Tel to third parties. The court, after holding first examination, rejected provisional request of SDIF. The lawsuit is still pending. SDIF by its letter dated 4 July 2013 has notified A-Tel that it has transferred its 50% of shares in A-Tel to Media Holdings AS, Bilgin Holding AS, Bilgin Yayıncılık AS and Onay Sevket Bilgin on 4 July 2013. On the same day, those shares have been transferred to Bilgin Holding AS. SDIF also declared that it has assigned its rights out of the court case to Bilgin Holding AS. The lawsuit is still pending.

Administrative fine imposed by the ICTA regarding international tariffs and campaigns

ICTA performed an investigation regarding all international tariffs and campaigns in 2011. As a result of the investigation, ICTA has decided to impose two administrative fines totaling to TL 825 (equivalent to $406 as at 30 September 2013) to the Company; for not clearly stating the names of the tariff packages on the consumer invoices and for presenting inaccurate and misleading information to ICTA. In the aforementioned decision, ICTA also initiated a further investigation on the Company’s international roaming practices. Decisions of ICTA regarding the administrative fines were notified to the Company on 22 February 2013.

Since the administrative fine was paid within 1 month following the notification of the decisions of ICTA, 25% discount was applied and TL 619 (equivalent to $304 as at 30 September 2013) was paid on 22 March 2013.

Administrative fine imposed by the ICTA regarding notification of campaigns

ICTA pursued an investigation on whether the Company is abiding by the legislation on the procedures regarding notification of campaigns to ICTA or not. The investigation was initiated on 2 February 2012. ICTA found out that the Company did not comply with the afore-mentioned notification procedures in 6 campaigns and imposed an administrative fine of 736 TL (equivalent to $362 as at 30 September 2013). Decision of ICTA regarding the administrative fine was notified to the Company on 9 May 2013.

Since the administrative fine was paid within 1 month following the notification of the decisions of ICTA, 25% discount was applied and TL 552 (equivalent to $271 as at 30 September 2013) was paid on 7 June 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

The allegation of deficient treasury share payment and the penalty imposed

The Treasury Controller’s Board under the Undersecretariat of Treasury, for the period of 1 January 2009 – 31 December 2009 and 10 March 2006 – 31 December 2008, requested additional treasury share payment in the amount of TL 16,387 (equivalent to $8,056 as at 30 September 2013) by alleging that the Company paid the treasury share deficient in accordance with the 2G Concession Agreement. The Company has objected to the amount of TL 16,121 (equivalent to $7,925 as at 30 September 2013) of the requested amount on the ground that it was contrary to the Concession Agreement, and paid the remaining portion of it with reservation. ICTA by its letter dated 1 August 2013, imposed a penalty in the amount of TL 47,648 (equivalent to $23,423 as at 30 September 2013) according to the Concession Agreement over the Treasury Share amount which was alleged that was paid deficient by the Company. Undersecreteriat of Treasury revised the unpaid treasury share amount as TL 16,062 (equivalent to $7,896 as at 30 September 2013) by its letter dated 16 August 2013 and consequently ICTA by its letter dated 4 September 2013 revised the amount of penalty as TL 47,505 (equivalent to $23,353 as at 30 September 2013).

The Company requested a preliminary injunction from the Ankara Civil Court of First Instance in order to provide the suspension of the payment of treasury share of TL 16,062 (equivalent to $7,896 as at 30 September 2013) and the penalty of TL 47,505 (equivalent to $23,353 as at 30 September 2013) until the end of the case to be filed before ICC Arbitration Court. The Court accepted the Company’s request.

ICTA also by its letter dated 5 August 2013 requested additional contribution share payment in the amount of TL 382 (equivalent to $188 as at 30 September 2013) for the period of 1 January 2009 – 31 December 2009 and 10 March 2006 – 31 December 2008 based on the Report of the Treasury Controller’s Board by alleging that it was paid deficient. ICTA by its letter dated 13 September 2013 has revised the amount of additional contribution share payment as TL 381 (equivalent to $187 as at 30 September 2013) and requested it to be paid. The Company requested a preliminary injunction from the Ankara Civil Court of First Instance in order to provide the suspension of the payment of contribution share until the end of the case to be filed before ICC Arbitration Court. The Court accepted the Company’s request.

The Company commenced a lawsuit on 2 October 2013 before ICC, claiming that the Company is not obliged to pay treasury share in the amount of TL 16,062 (equivalent to $7,896 as at 30 September 2013) and contribution share in the amount of TL 381 (equivalent to $187 as at 30 September 2013) requested based on the Treasury Auditors Board Report relating the Company’s Treasury Share calculations during 1 January 2009 - 31 December 2009 in respect of the 2G Concession Agreement, which was revised by the letter of Undersecretariat of Treasury dated 16 August 2013 and conventional penalty in the amount of TL 47,505 (equivalent to $23,353 as at 30 September 2013) requested by the letter of ICTA dated 20 August 2013.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

The allegation of deficient treasury share payment and the penalty imposed (continued)

The Treasury Controller’s Board under the Undersecretariat of Treasury requested additional treasury share payment, for the period of 30 April 2009 – 31 December 2009, in the amount of TL 1,193 (equivalent to $586 as at 30 September 2013) by alleging that the Company paid the treasury share deficient in accordance with the 3G Concession Agreement. The Company has objected the amount of TL 1,184 (equivalent to $582 as at 30 September 2013) of the requested amount on the grounds that it was contrary to the Concession Agreement, and paid the remaining portion of it, with reservation. The Company filed a lawsuit; for the cancellation of the Undersecreteriat of Treasury’s administrative act, which is related to the additional treasury share request of the Undersecreteriat of Treasury and the Treasury Report which is the legal basis of that aforementioned administrative act; against Undersecreteriat of Treasury, ICTA and Ministry of Transportation, Maritime Affairs and Communications before the Council of State.

ICTA by its letter dated 1 August 2013 imposed a penalty in the amount of TL 3,119 (equivalent to $1,533 as at 30 September 2013) according to the Concession Agreement over the Treasury Share amount which was alleged that was paid deficient by the Company.

The Company filed a lawsuit against ICTA and Undersecreterit of Treasury for the cancellation of ICTA’s decision which is the legal basis of the aforementioned penalty, before the Council of State.

ICTA also by its letter dated 5 August 2013 requested additional contribution share payment according to the 3G Concession Agreement in the amount of TL 28 (equivalent to $14 as at 30 September 2013) for the period of 30 April 2009 – 31 December 2009 based on the Report of the Treasury Controller’s Board by alleging that it was paid deficient. The Company filed a lawsuit against ICTA before the Council of State, for the cancellation of ICTA’s decision and administrative act related to ICTA’s additional contribution payment request.

The total amount of TL 5,195 (equivalent to $2,554 as at 30 September 2013) mentioned on the letters of ICTA dated 1 August 2013 and 5 August 2013, were paid to ICTA on 12 September 2013 and recognized as expense in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013.

Investigation Initiated by Competition Authority for Exclusive Agreements for the Base Station Areas

The decision of the Competition Board based on a preliminary investigation dated 22 April 2009, on which there are no findings of an infringement of competition rules, regarding Company’s exclusive agreements for the areas where base stations are erected, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the issue. The notification of the investigation has been received by the Company on 16 August 2013.

Permission request made to Spor Toto regarding the change of Inteltek’s shareholder structure

Intralot Integrated Lottery Systems & Services (“Intralot SA”), one of the shareholders of Inteltek, notified Inteltek regarding the plan of share transfer and merger transactions in Intralot group. Inteltek requested permission from Spor Toto Directorate on 30 January 2013 within the frame of Article 18/2 of “Agreement on Assigning of the Sports Based Fixed Odds and Pari-Mutuel Betting Games to Legal Persons of Private Law” dated 29 August 2008 and signed between Inteltek and Spor Toto. As a result of the “implied rejection” of Inteltek’s permission request by Spor Toto, Inteltek filed an annulment suit with the request of suspension of execution in order to cancel the administrative action. The lawsuit petition and its attachments have been submitted to Ankara Administrative Court and the lawsuit has been filed. At this point, the Court has decided to reject the lawsuit because of the lack of competence. The mentioned decision will be appealed by Inteltek.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Lawsuit initiated by Fokus Insaat ve Turizm San. Tic. AS

Ankara Incity Fiber Optic Cabling Infrastructure Implementation contract was signed by Fokus İnsaat ve Turizm San. Tic. AS. (“Fokus”) and Turkcell Superonline. Fokus cancelled the contract and initiated a lawsuit for damages on 24 April 2013. Fokus requested TL 10,636 (equivalent to $5,229 as at 30 September 2013) for the unpaid fee of the completed works and also TL 24,997 (equivalent to $12,288 as at 30 September 2013) for the work order given jobs together with the applicable past-due interest. Additionally, it is stated that TL 53,756 (equivalent to $26,426 as at 30 September 2013) is reserved for revenue loss. Exchanging of petitions is not completed yet.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2013.

The Lawsuit Filed By Turkish Wrestling Federation against the Commercials of the Company

Turkish Wrestling Federation filed a lawsuit against the Company to recover its damages in the amount of TL 2,500 (equivalent to $1,229 as at 30 September 2013) on the grounds that the Company caused its damage by using the name “Türkiye Güreş Federasyonu” and “Turkish Wrestling Federation” on the Company’s commercials without taking its permission. The Court decided to obtain an expert report. The expert report is in favour of the Company. Wrestling Federation objected to the report. The Court rejected the case in favour of the Company.

Investigation initiated by ICTA on International Roaming Calls

ICTA decided to initiate an investigation after an inspection regarding Company’s international roaming tariffs and campaigns, on 23 January 2013. The scope of the investigation is to determine the magnitude of the practice conducted by the Company by overcharging some international roaming customers. An on-site inspection has been commenced between 15 April 2013 and 19 April 2013. The investigation report has not yet been delivered to the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

23.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 30 September 2013 and 31 December 2012, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $10,710, $11,755, $3,137 and $4,466 for the nine and three months ended 30 September 2013 and 2012, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Other related party transactions:

Due from related parties – long term	30 September 2013	31 December 2012
T-Medya	1,648	-

Receivable from T-Medya consists of receivables based on rent agreements, accrued interests for outstanding balance and unpaid building expenses. No allowance has been reserved for long term due from related parties as at 30 September 2013 (31 December 2012: $4,078).

Due from related parties – short term	30 September 2013	31 December 2012
Vimpelcom OJSC (“Vimpelcom”)	2,143	316
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”)	1,828	2,294
T-Medya	1,625	-
Kyivstar GSM JSC (“Kyivstar”)	1,044	678
GSM Kazakhstan Ltd (“Kazakcell”)	819	480
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	431	59
Other	3,656	3,587
	11,546	7,414

Due from related parties short term is shown net of allowance for doubtful debts amounting to $78 as at 30 September 2013 (31 December 2012: $30).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

23.	Related parties (continued)

Due to related parties – short term	30 September 2013	31 December 2012
A-Tel	33,797	38,567
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	5,182	10,969
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	3,591	4,362
Other	1,695	1,716
	44,265	55,614

Due from Vimpelcom, whose shares are owned by one of the shareholders of the Company, resulted from interconnection services.

Due from Krea, an investment of Cukurova Group, mainly resulted from receivables from call center revenues.

Due from Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services rendered to this company.

Due from Kazakcell, whose shares are owned by one of the subsidiaries of the Company, mainly resulted from interconnection services and software development sales.

Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and scratch card sales to this company.

Due to A-Tel, a 50-50 joint venture of the Company and Bilgin Holding AS as of 30 September 2013 is resulted from accrual for provision.

Due to KVK Teknoloji, a company whose majority shares are owned by Cukurova Group resulted from the payables for sales commissions and terminal purchases.

Due to Hobim, a company whose majority shares are owned by Cukurova Group resulted from the scratch card, invoice printing services and subscription documents services rendered by this company.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 20.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

23.	Related parties (continued)

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

	Nine months ended		Three months ended
Revenues from related parties	30 September 2013	30 September 2012	30 September 2013	30 September 2012
Sales to KVK Teknoloji
Simcard and prepaid card sales	248,813	297,785	64,458	106,680
Sales to Kyivstar
Telecommunications services	37,465	35,059	13,293	12,721
Sales to Vimpelcom
Telecommunications services	12,125	8,971	4,955	2,262
Sales to Megafon
Telecommunications services	7,786	4,169	3,580	1,447
Sales to Krea
Call center revenues and interest charges	7,179	9,048	2,178	2,293
Sales to TeliaSonera International
Telecommunications services	5,153	3,982	2,157	2,105
Sales to Millenicom
Telecommunications services	4,499	3,361	1,194	1,467
Sales to A-Tel
Simcard and prepaid card sales	-	5,630	-	2,643
	Nine months ended		Three months ended
Related party expenses	30 September 2013	30 September 2012	30 September 2013	30 September 2012
Charges from Kyivstar
Telecommunications services	33,377	29,619	12,236	10,450
Charges from KVK Teknoloji
Dealer activation fees and others	32,141	14,623	17,672	2,309
Charges from Hobim
Invoicing and archiving services	16,985	17,012	5,003	5,474
Charges from TeliaSonera International
Telecommunications services	6,770	4,694	2,449	2,543
Charges from Megafon
Telecommunications services	5,959	3,793	3,007	1,417
Charges from Vimpelcom
Telecommunications services	5,339	4,481	2,083	1,687
Charges from Krea
Digital broadcasting services	4,645	6,413	624	758
Charges from Millenicom
Telecommunications services	2,801	3,045	1,332	1,116
Charges from A-Tel (*)
Dealer activation fees and others	-	13,705	-	2,097

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

23. Related parties (continued)

Transactions with related parties (continued)

(*) Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for nine and three months ended 30 September 2012 amounting to $13,705 and $2,097, respectively.

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with Cukurova Group, one of the main shareholders of the Company. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation. The selling prices for simcard and scratch card sales to KVK Teknoloji do not differ from the selling prices to other distributors.

The amount of handset sales to the subscribers of the Company performed by KVK Teknoloji for the nine months ended 30 September 2013 is TL 438,876 (equivalent to $215,749 as at 30 September 2013) which is paid to KVK Teknoloji in advance in accordance with certain commitment arrangements and collected from the subscribers throughout the campaign period (30 September 2012: TL 347,021 (equivalent to $194,442 as at 30 September 2012).

KVK also provides technical services for the above mentioned handsets provided to subscribers through annual contract.

Agreements with Kyivstar:

Alfa Group, one of the shareholders of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar.

Agreements with Vimpelcom:

Vimpelcom, a subsidiary of Alfa Group, is rendering and receiving call termination and international traffic carriage services.

Agreements with Megafon:

Megafon, a subsidiary of Sonera Holding, is rendering and receiving call termination and international traffic carriage services.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

23.	Related parties (continued)

Transactions with related parties (continued)

Agreements with Krea:

Krea, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s shareholders, Cukurova Group.

On 1 December 2011, “Maraton Sponsorship Agreement” was signed between Krea and the Company regarding to the Company’s advertisement rights on the television programme “Maraton” which is broadcasted on Digiturk Channel “LIG TV” (valid between 1 September 2011 – 20 May 2012).

The Company and Krea signed an agreement regarding to providing live content or clips by Krea related to Spor Toto Super League and other subjects to the Company to be delivered to mobile telephones and tablet pcs having SIM Card compatibility which was valid starting from 15 August 2012 to 19 May 2013.

The Company also has an agreement for call center services provided by the Company’s subsidiary Turkcell Global Bilgi.

Agreements with Teliasonera International:

Teliasonera International is the mobile operator that provides telecommunication services in the Nordic and Baltic countries. Teliasonera International is rendering and receiving call termination and international traffic carriage services.

Agreements with Millenicom:

European Telecommunications Holding AG, a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services.

Agreements with A-Tel:

A-Tel is a 50-50 joint venture of the Company and Bilgin Holding AS as of 30 September 2013. A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. SDIF informed A-Tel that 50% of A-Tel shares owned by SDIF has been transferred to Medya Holding AS, Bilgin Holding AS, Bilgin Yayıncılık AS and Onay Sevket Bilgin in a letter dated 4 July 2013. Later, these shares were transferred to Bilgin Holding AS.

Service provider and distribution agreement with A-Tel was annulled via notification dated 31 January 2012 which was effective from 1 August 2012. For detailed information see Notes 12 and 22.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined through alternative proposals’ evaluation.

The amount of scratch card purchases from Hobim for the nine month ended 30 September 2013 is $40 (30 September 2012: $327).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

23.	Related parties (continued)

Legal restrictions on related party transactions

Conservatory attachments placed by Sonera Holding BV against Cukurova Holding AS in Holland

Sonera Holding B.V. placed a conservatory attachment on all the goods, amounts and receivables due to Cukurova Holding AS by the Dutch subsidiaries of the Company, in specific on any intercompany receivables that Cukurova Holding AS may have against these companies or which may arise in the future resulting from an existing legal relation, in order to secure and obtain payment from Cukurova Holding AS of an amount of $1,030,400 which refers to the claim amount of Sonera Holding BV against Cukurova Holding AS pursuant to the arbitral award rendered by the ICC International Court of Arbitration. Since there is no such registered asset, rights and receivables; aforementioned provisional seizure is rejected.

Notifications of levy against Cukurova Holding AS sent by various creditors

As per the notifications of levy sent by different Executive Directorates on various dates, the Company has been informed about seizure decisions on the rights and receivables and assets of the Company in the amount of TL 249,222 (equivalent to $122,516 as at 30 September 2013). However as the dematerialised shares owned by shareholders of the Company and also related transactions in accordance with the relevant legislation must be met by brokerage firms the required attachment of any transaction in shares of the Company have not been established.

Atttachment levied by SDIF against Cukurova Holding AS

The Company has been informed about 2 different seizure decisions taken on the rights, receivables and assets of Cukurova Holding A.S. in the amount of TL 1,014 (equivalent to $498 as at 30 September 2013) in the Company due to the debts of Cukurova Holding A.S. to SDIF. However as the dematerialised shares owned by shareholders of the Company and also related transactions in accordance with the relevant legislation must be met by brokerage firms the required attachment of any transaction in shares of the Company have not been established.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

24.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 30 September 2013 and 31 December 2012 are as follows:

			Effective Ownership Interest

Subsidiaries	Country of		30 September	31 December
Name	Incorporation	Business	2013 (%)	2012 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global Bilgi Pazarlama Danışma ve Cagri Servisi Hizmetleri AS	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline	Turkey	Telecommunications	100	100
Turktell Uluslararasi Yatırım Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Satis ve Dagitim Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS	Turkey	Telecommunications infrastructure business	100	100
Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri AS	Turkey	Radio and television broadcasting	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri Servisi AS	Turkey	Telecommunications	100	100
Beltur Coöperatief U.A.	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
Global FLLC *	Republic of Belarus	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Talih Kusu Altyapi Hizmetleri AS	Turkey	Telecommunications investments	100	100
Turkcell Europe GmbH	Germany	Telecommunications	100	100
Corbuss Kurumsal Telekom Servis Hizmetleri AS	Turkey	GSM services	100	100
Deksarnet Telekomünikasyon AS	Turkey	Telecommunications	100	-
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech LLC	Republic of Belarus	Research and Development	78	78
Fizy Iletisim AS	Turkey	Music and video broadcasting	70	70
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek	Azerbaijan	Betting Business	28	28
Surtur BV**	Netherlands	Telecommunications investments	-	100

*It has been decided to liquidate Global FLLC. The liquidation is in progress as of the date of this report.

**It has been decided during the Board of Directors meeting of the Company held on 31 October 2012 to liquidate Surtur BV. The liquidation process has ended as of 2 May 2013.

25.	Subsequent events

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: October 25, 2013	By:	/s/ Koray Öztürkler
Name: Koray Öztürkler
Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: October 25, 2013	By:	/s/ Nihat Narin
Name: Nihat Narin
Title: Investor & Int. Media Relations – Director